





# Hanger
ORTHOPEDIC GROUP INC.

2007 Annual Report











GETTING CLOSER TO THOSE

## WE SERVE




TEAM
Hanger
TEAM
Hanger
TEAM
Hanger
SPECIALIZED

Hanger Orthopedic Group, Inc., headquartered in Bethesda, Maryland, is the world's premier provider of orthotic and prosthetic patient care services. Hanger is the market leader in the United States, owning and operating 636 patient care centers in 45 states and the District of Columbia, with over 3,500 employees including 1,060 practitioners. Hanger is organized into four business units. The two key operating segments are patient care, which consists of nationwide orthotic and prosthetic patient care centers, and distribution, which consists of distribution centers managing the supply chain of orthotic and prosthetic componentry to Hanger and third-party patient care centers. The third unit is Linkia, which is the first and only provider network management organization for the orthotics and prosthetics industry. The fourth unit is Innovative Neurotronics, which develops and commercializes emerging neuromuscular technologies invented by institutions.

Dear Fellow Shareholders:

In last year's letter to you, I cited the core reasons that Hanger continued to grow during the prior three difficult years. These were customer service second to none, outstanding patient care combined with clinical excellence, a dedication to customer satisfaction and quality, a willingness to explore new technologies driven by our values of creativity and innovation and last, but certainly not least, the dedication of our people. I am pleased to report these same attributes resulted in your company achieving even higher levels of performance and record results in 2007.

Sales increased by 6.4% in 2007 to $637.4 million, our best performance in eight years. Our improved performance was the result of same store sales growth in our patient care division of 5.0% and a sales increase of 9.3% in our distribution division. Net income for the year rose to $17.6 million from $14.5 million pro-forma in 2006. Also, we generated $51.7 million in cash flow from operations compared to the prior year's pro-forma $29.3 million. All in all, it was a great year from many perspectives including financial measurements.

Several factors drove our patient care business to new levels including our practitioners fitting a record number of microprocessor feet, knees and arm systems in 2007, resulting in a 40% increase in revenue from these products. Patient evaluation clinics contributed 8% more revenue than the prior year from this activity. And finally, Linkia increased its book of business by 7.4%, which accelerated same store sales growth in our patient care centers. It is noteworthy that Linkia has expanded its network of independent providers to 280, up from 150 at the close of last year which along with the strong sales performance, demonstrate the value Linkia is bringing to both the payer and provider community.

SPS, our distribution company, in spite of facing challenging conditions early in the year managed to grow to 21.1% in the fourth quarter and achieve a 9.3% sales increase for the year. A significant accomplishment for SPS in 2007 was the opening of a fourth warehouse that provides better access to customers in the Northeast. This major installation occurred seamlessly without any interruption to the outstanding level of customer service enjoyed by all SPS customers. On July 1, 2007, SPS acquired SureFit, a producer and marketer of custom foot orthotics, which in addition to bringing high quality products and people, provided a springboard into the podiatric market. The SureFit acquisition presents an interesting opportunity for SPS to utilize its core skills to expand into new markets.

Innovative Neurotronics, Inc. ("IN, Inc.") continued to ramp up the sales of its first product, the WalkAide® System, with revenues increasing by over 250%. Significant for the year were the increased number of institutions conducting clinical trials and the number of patients resident in the trials. IN, Inc. is on track to complete the clinical trials and make a submission to CMS for coverage and reimbursement in the second half of 2008. Other notable accomplishments in 2007 included, moving its headquarters to Austin, TX, expanding the number of international distributors to seven, signing a Society. The award honors outstanding engineering achievements in adaptive and assistive technology that provide solutions to accessibility issues for people with disabilities.

We also launched some new products and distribution initiatives during the year that will benefit sales in the future. These projects are in the closing stages of their beta tests and the preliminary results look very encouraging. Core to their success is the fundamental value that each deliver to our patients, payers and referral sources better clinical care, higher quality, improved responsiveness or a reduction in costs. In other words, Hanger is pursuing opportunities to be a larger part of our stakeholders' success. I am encouraged by these results and I look forward to their increasing contribution in the future.

In February, we announced that I recommended to the Hanger Board of Directors that we split the responsibilities of Chairman and Chief Executive Officer and that Tom Kirk, currently President and Chief Operating Officer, succeed me as the Chief Executive Officer. I am pleased to tell you the Board unanimously accepted my recommendation.

I am very satisfied in what we have accomplished over the last twenty plus years. Hanger has grown from a roll up concept to the world's premier provider of orthotic and prosthetic services and I am proud to have had a leadership role in its evolution and results. However, the journey is not finished in that there are other chapters to be written and I will be supporting Tom in making them come to fruition.

I also want to welcome Custom Footwear, Inc., Paris O&P, Inc., Stagner Orthopedic Services, Specialized P&O Technologies, Inc., MHC Prosthetics, LLC., Orthotic-Prosthetic Center, Inc., Compton-Jones Orthotics, LLC., Precision Orthotics of Tucson, Inc., SureFit and most recently Colorado Professional Medical, Inc., and Beverly Hills Prosthetics-Orthotics, Inc. to the Hanger family of companies. We are pleased to have them and their talents with us.

I look forward to the new era and the opportunities we will pursue. In closing, I want to thank you for your support and continued confidence.

Sincerely,

Ivan R. Sabel
*Chairman of the Board*




Hanger

FOCUSED ON
# CLINICAL EXCELLENCE & RESPONSIVENESS

Clinical excellence is the foundation of our company and is what we strive to achieve every day. We define clinical excellence as the combination of experience and training to understand a patient's needs and the effectiveness of various protocols and devices that combine to produce a successful outcome.

Accomplishing this means a collaborative approach with our patients whereby we pro-actively address their need to be part of a transparent process, receive a correct diagnosis, and be restored to the appropriate level of functionality as soon as possible.

Enabling consistent clinical excellence also means that we support our patients and practitioners with activities such as patient evaluation clinics, patient advocacy, continuing professional education, certifications and residency programs.

This focus on meeting and exceeding the clinical expectations of our patients was recognized by Frost & Sullivan who awarded Hanger with the 2007 Patient Care Service Provider Leadership Award for the U.S. prosthetics market. This accolade demonstrates our leadership by offering innovative technologies, clinically efficient and distinguished solutions, and outstanding service to our patients.

Our passion for a better customer experience also translates into our commitment to responsiveness for our patients, payers, and referral sources. This is exemplified in our patient care centers by the fact that the practitioner in each office is always on call to better serve our patients' needs. For our distribution business, all orders are typically delivered within 24 to 48 hours to any location within the continental U.S. We understand the value of our customer's time and we recognize the critical role we play in the patient care process.


daVinci
AWARDS
2007
FROST & SULLIVAN
United States Patient Care
Service Provider Leadership Award

Success for any healthcare provider rests on the quality of its products and services and its talented associates. During the past year Hanger was honored with awards recognizing our patient focused culture and our passion for innovation. Our patient care division earned the 2007 Frost & Sullivan Patient Care Service Provider Leadership Award, which is bestowed upon the company that has demonstrated excellence in customer service leadership within the industry. Additionally, Innovative Neurotronics was recognized with the 2007 da Vinci Award for Adaptive Technologies for its product, the WalkAide System. We are honored to receive these accolades and are committed to continuing our pursuit of excellence.



To deliver growth in today's dynamic environment, we had to develop as part of our core competency a culture of innovation. Our ability to introduce new methods of providing services or delivering new products, whose value proposition resonates with our patients, payers and referral sources, has enabled us to implement a framework for future success.

For example, we have made great strides since launching our WalkAide® System in 2006. Even though we do not yet have third party reimbursement, we have sold over 1,000 units and are experiencing an accelerating trend in terms of sequential sales growth. We are making good progress in our clinical trials and are on track to apply for coverage with CMS in the second half of 2008. Along the way, we have received external validation regarding the capabilities and opportunity for WalkAide® with the da Vinci Award for Adaptive Technologies from The National Multiple Sclerosis Society and a significant commercialization agreement with Teijin Limited to bring WalkAide® to the Japanese market.

Another example is our Patient Assessment Validation Evaluation Test (PAVET). The PAVET is a proprietary clinical assessment tool that establishes the optimum prosthetic device most appropriate for each patient's specific functions and needs for daily activities. The PAVET has seen rapid adoption for the prescribing and authorization of prosthetic care and as a result, four national insurance carriers have licensed the PAVET and utilize this evaluation tool as the mandatory protocol to establish medical necessity in the application of microprocessor knee technology.

Although innovation is the foundation for our growth, sustainable growth can only be achieved with steadfast attention to delivering consistent, quality products and services. In order to execute on our quality commitments of providing products and services delivered to the highest standard, we focus on initiatives such as accurate billing, customer satisfaction surveys, and implementing the 12 habits of a successful practice, which are attributes that we have identified as essential to achieving sustainable growth in collaboration with our patients, payers and referral sources.

Hanger Orthopedic Group, Inc.
Form 10-K

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**
**FORM 10-K**



☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to _______.

Commission File Number 1-10670

HANGER ORTHOPEDIC GROUP, INC.
(Exact name of registrant as specified in its charter.)

| | |
|---|---|
| Delaware | 84-0904275 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| Two Bethesda Metro Center (Suite 1200), Bethesda, MD | 20814 |
| (Address of principal executive offices) | (Zip Code) |

Registrant's phone number, including area code: (301) 986-0701

Securities registered pursuant to Section 12(b) of the Act:

| Title of class | Name of exchange on which registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑

State the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $243,775,559

As of February 19, 2008, the registrant had 22,880,623 shares of its Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement or amendment hereto which will be filed not later than 120 days after the end of the fiscal year covered by this report.

**Hanger Orthopedic Group, Inc.**

## PART I

## ITEM 1. BUSINESS.

### Business Overview

*General*

We are the largest owner and operator of orthotic and prosthetic ("O&P") patient-care centers ("patient -care centers"), accounting for approximately 25% of the estimated $2.5 billion O&P patient-care market, in the United States. At December 31, 2007, we operated 636 O&P patient-care centers in 45 states and the District of Columbia and employed in excess of 1,000 revenue-generating O&P practitioners ("practitioners"). In addition, through our wholly-owned subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), we are the largest distributor of branded and private label O&P devices and components in the United States, all of which are manufactured by third parties. We also create new products, through our wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc.") for patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), develops programs to manage all aspects of O&P patient care for large private payors.

For the years ended December 31, 2007 and 2006, our net sales were $637.4 million and $598.8 million, respectively. We recorded net income of $19.3 million and $3.4 million for the years ended December 31, 2007 and 2006, respectively.

We conduct our operation in two segments - patient care services and distribution. For the year ended December 31, 2007, net sales attributable to our patient-care services segment and distribution segment were $571.7 million and $64.4 million, respectively, and for the year ended December 31, 2006, net sales attributable to our patient-care services segment and distribution segment were $543.2 million and $55.4 million, respectively. See Note P to our consolidated financial statements contained herein for further information related to our segments.

### Industry Overview

We estimate that the O&P patient care market in the United States is approximately $2.5 billion, of which we account for approximately 25%. The O&P patient care services market is highly fragmented and is characterized by local, independent O&P businesses, with the majority generally having a single facility with annual revenues of less than $1.0 million. We do not believe that any of our patient care competitors account for a market share of more than 2% of the country's total estimated O&P patient care services revenue.

The care of O&P patients is part of a continuum of rehabilitation services including diagnosis, treatment and prevention of future injury. This continuum involves the integration of several medical disciplines that begins with the attending physician's diagnosis. A patient's course of treatment is generally determined by an orthopedic surgeon, vascular surgeon or physiatrist, who writes a prescription and refers the patient to an O&P patient care services provider for treatment. A practitioner then, using the prescription, consults with both the referring physician and the patient to formulate the design of an orthotic or prosthetic device to meet the patient's needs.

The O&P industry is characterized by stable, recurring revenues, primarily resulting from the need for periodic replacement and modification of O&P devices. Based on our experience, the average replacement time for orthotic devices is one to three years, while the average replacement time for prosthetic devices is three to five years. There is also an attendant need for continuing O&P patient care services. In addition to the inherent need for periodic replacement and modification of O&P devices and continuing care, we expect the demand for O&P services will continue to grow as a result of several key trends, including:

*Aging U.S. Population.* The growth rate of the over-65 age group is nearly triple that of the under-65 age group. There is a direct correlation between age and the onset of diabetes and vascular disease, which are the leading causes of amputations. With broader medical insurance coverage, increasing disposable income, longer life expectancy, greater mobility expectations and improved technology of O&P devices, we believe the elderly will increasingly seek orthopedic rehabilitation services and products.

*Growing Physical Health Consciousness.* The emphasis on physical fitness, leisure sports and conditioning, such as running and aerobics, is growing, which has led to increased injuries requiring orthopedic rehabilitative services and products. These trends are evidenced by the increasing demand for new devices that provide support for injuries, prevent further or new injuries or enhance physical performance.

*Increased Efforts to Reduce Healthcare Costs.* O&P services and devices have enabled patients to become ambulatory more quickly after receiving medical treatment in the hospital. We believe that significant cost savings can be achieved through the early use of O&P services and products. The provision of O&P services and products in many cases reduces the need for more expensive treatments, thus representing a cost savings to third-party payors.

*Advancing Technology.* The range and effectiveness of treatment options for patients requiring O&P services have increased in connection with the technological sophistication of O&P devices. Advances in design technology and lighter, stronger and more cosmetically acceptable materials have enabled patients to replace older O&P devices with new O&P products that provide greater comfort, protection and patient acceptability. As a result, treatment can be more effective or of shorter duration, giving the patient greater mobility and a more active lifestyle. Advancing technology has also increased the prevalence and visibility of O&P devices in many sports, including skiing, running and tennis.

**Competitive Strengths**

The combination of the following competitive strengths will help us in growing our business through an increase in our net sales, net income and market share:

- Leading market position, with an approximate 25% share of total industry revenues and operations in 45 states and the District of Columbia, in an otherwise fragmented industry;

- National scale of operations, which has better enabled us to:

  - establish our brand name and generate economies of scale;

  - implement best practices throughout the Company;

  - utilize shared fabrication facilities;

  - contract with national and regional managed care entities;
  - identify, test and deploy emerging technology; and
  - increase our influence on, and input into, regulatory trends;

- Distribution of, and purchasing power for, O&P components and finished O&P products, which enables us to:

  - negotiate greater purchasing discounts from manufacturers and freight providers;
  - reduce patient-care center inventory levels and improve inventory turns through centralized purchasing control;
  - quickly access prefabricated and finished O&P products;
  - promote the usage by our patient-care centers of clinically appropriate products that also enhance our profit margins;
  - engage in co-marketing and O&P product development programs with suppliers; and
  - expand the non-Hanger client base of our distribution segment;

- Development of leading-edge technology to be brought to market through our patient practices and licensed distributors worldwide;

- Full O&P product offering, with a balanced mix between orthotics services and products and prosthetics services and products;

- Practitioner compensation plans that financially reward practitioners for their efficient management of accounts receivable collections, labor, materials, and other costs, and encourage cooperation among our practitioners within the same local market area;

- Proven ability to rapidly incorporate technological advances in the fitting and fabrication of O&P devices;

- History of successful integration of small and medium-sized O&P business acquisitions, including 63 O&P businesses since 1997, representing over 162 patient-care centers;

- Highly trained practitioners, whom we provide with the highest level of continuing education and training through programs designed to inform them of the latest technological developments in the O&P industry, and our certification program located at the University of Connecticut; and

- Experienced and committed management team.

**Business Strategy**

Our goal is to continue to provide superior patient care and to be the most cost-efficient, full service, national O&P operator. The key elements of our strategy to achieve this goal are to:

- Improve our performance by:
  - developing and deploying new processes to improve the productivity of our practitioners;
  - continuing periodic patient evaluations to gauge patients' device and service satisfaction;
  - improving the utilization and efficiency of administrative and corporate support services;
  - enhancing margins through continued consolidation of vendors and product offering; and
  - leveraging our market share to increase sales and enter into more competitive payor contracts;
- Increase our market share and net sales by:
  - continued marketing of Linkia to regional and national providers and contracting with national and regional managed care providers who we believe select us as a preferred O&P provider because of our reputation, national reach, density of our patient-care centers in certain markets and our ability to monitor quality and outcomes as well as reducing administrative expenses;
  - increasing our volume of business through enhanced comprehensive marketing programs aimed at referring physicians and patients, such as our Patient Evaluation Clinics program, which reminds patients to have their devices serviced or replaced and informs them of technological improvements of which they can take advantage; and our "People in Motion" program which introduces potential patients to the latest O&P technology;
  - expanding the breadth of products being offered out of our patient-care centers; and
  - increasing the number of practitioners through our residency program;
- Develop businesses that provide services and products to the broader rehabilitation and post-surgical healthcare areas;
- Continue to create, license or patent and market devices based on new cutting edge technology. We anticipate bringing new technology to the market through our IN, Inc. product line. The first new product, the WalkAide System, was released for sale on May 1, 2006;
- Selectively acquire small and medium-sized O&P patient care service businesses and open satellite patient-care centers primarily to expand our presence within an existing market and secondarily to enter into new markets; and

- Provide our practitioners with:
  - the training necessary to utilize existing technology for different patient service facets, such as the use of our Insignia scanning system for burns and cranial helmets;
  - career development and increased compensation opportunities;
  - a wide array of O&P products from which to choose;
  - administrative and corporate support services that enable them to focus their time on providing superior patient care; and
  - selective application of new technology to improve patient care.

**Business Description**

*Patient Care Services*

As of December 31, 2007, we provided O&P patient care services through 636 patient-care centers and over 1,000 practitioners in 45 states and the District of Columbia. Substantially all of our practitioners are certified, or candidates for formal certification, by the O&P industry certifying boards. One or more practitioners closely manage each of our patient-care centers. Our patient-care centers also employ highly trained technical personnel who assist in the provision of services to patients and who fabricate various O&P devices, as well as office administrators who schedule patient visits, obtain approvals from payors and bill and collect for services rendered.

An attending physician determines a patient's treatment, writes a prescription and refers the patient to one of our patient-care centers. Our practitioners then consult with both the referring physician and the patient with a view toward assisting in the formulation of the prescription for, and design of, an orthotic or prosthetic device to meet the patient's need.

The fitting process often involves several stages in order to successfully achieve desired functional and cosmetic results. The practitioner creates a cast and takes detailed measurements, frequently using our digital imaging system (Insignia), of the patient to ensure an anatomically correct fit. Prosthetic devices are custom fabricated by technicians and fit by skilled practitioners. The majority of the orthotic devices provided by us are custom designed, fabricated and fit; the remainder are prefabricated but custom fit.

Custom devices are fabricated by our skilled technicians using the plaster castings, measurements and designs made by our practitioners as well as utilization of our proprietary Insignia system. The Insignia system replaces plaster casting of a patient's residual limb with the generation of a computer scanned image. Insignia provides a very accurate image, faster turnaround for the patient, and a more professional overall experience. Technicians use advanced materials and technologies to fabricate a custom device under quality assurance guidelines. Custom designed devices that cannot be fabricated at the patient-care centers are fabricated at one of several central fabrication facilities. After final adjustments to the device by the practitioner, the patient is instructed in the use, care and maintenance of the device. Training programs and scheduled follow-up and maintenance visits are used to provide post-fitting treatment, including adjustments or replacements as the patient's physical condition and lifestyle change.

To provide timely service to our patients, we employ technical personnel and maintain laboratories at many of our patient-care centers. We have earned a strong reputation within the O&P industry for the development and use of innovative technology in our products, which has increased patient comfort and capability, and can significantly enhance the rehabilitation process. The quality of our products and the success of our technological advances have generated broad media coverage, building our brand equity among payors, patients and referring physicians.

A substantial portion of our O&P services involves the treatment of a patient in a non-hospital setting, such as our patient-care centers, a physician's office, an out-patient clinic or other facility. In addition, O&P services are increasingly rendered to patients in hospitals, long-term care facilities, rehabilitation centers and other alternate-site healthcare facilities. In a hospital setting, the practitioner works with a physician to provide either orthotic devices or temporary prosthetic devices that are later replaced by permanent prosthetic devices.

*Patient-Care Center Administration*

We provide all accounting, accounts payable, payroll, sales and marketing, management information systems, real estate, acquisitions and human resources services for our patient-care centers on either a centralized or out-sourced basis. As a result, we are able to provide these services more efficiently and cost-effectively than if these services had to be generated at each patient-care center. Moreover, the centralization or out-sourcing of these services permits our practitioners to allocate a greater portion of their time to patient care activities by reducing their administrative responsibilities.

We also develop and implement programs designed to increase sales and enhance the efficiency of our patient-care centers. These programs include: (i) sales and marketing initiatives to attract new patient referrals by establishing relationships with physicians, therapists, employers, managed care organizations, hospitals, rehabilitation centers, out-patient clinics and insurance companies; (ii) professional management and information systems to improve efficiencies of administrative and operational functions; (iii) professional education programs for practitioners emphasizing new developments in the increasingly sophisticated field of O&P clinical therapy; (iv) the establishment of shared fabrication and centralized purchasing activities, which provide access to component parts and products within two business days at prices that are typically lower than traditional procurement methods; (v) access to virtually every product available at lower cost due to the combined purchasing power of our patient-care centers; and (vi) access to technology, such as Insignia, that is not available to our competitors.

*Distribution Services*

We distribute O&P components to the O&P market as a whole and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest O&P distributor. For the year ended December 31, 2007, 34.1% or approximately $64.4 million of SPS' distribution sales were to third-party O&P services providers, and the balance of approximately $124.8 million represented intercompany sales to our patient-care centers. In July 2007, SPS acquired certain assets of SureFit, LLC, a leading manufacturer and distributor of therapeutic footwear for diabetic patients in the podiatric market. SPS maintains in inventory approximately 21,000 O&P related items, all of which are manufactured by other companies. SPS maintains distribution facilities in California, Florida, Georgia, Pennsylvania, and Texas, which allows us to deliver products via ground shipment anywhere in the United States within two business days.

Our distribution business enables us to:

- lower our material costs by negotiating purchasing discounts from manufacturers;
- reduce our patient-care center inventory levels and improve inventory turns through centralized purchasing control;
- quickly access prefabricated and finished O&P products;
- perform inventory quality control;
- encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and
- coordinate new product development efforts with key vendor "partners".

This is accomplished at competitive prices as a result of our direct purchases from manufacturers.

Marketing of our distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons, physical and occupational therapists, and podiatrists.

*Product Development*

In 2004, we formed a new subsidiary, IN, Inc. Specializing in the field of functional electrical stimulation, IN, Inc. identifies emerging MyoOrthotics Technologies® developed at research centers and universities throughout the world that use neuromuscular stimulation to improve the functionality of an impaired limb. MyoOrthotics Technologies® represents the merging of orthotic technologies with electrical stimulation. Working with the inventors under licensing and consulting agreements, IN, Inc. advances the design and manufacturing and regulatory and clinical aspects of the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc's. first product, the WalkAide System ("WalkAide"), has received FDA approval, achieved ISO 13485:2004 and ISO 9001:2000 certification, as well as the European CE Mark, which are widely accepted quality management standards for medical devices and related services. In addition, in September 2007 the WalkAide earned the esteemed da Vinci Award for Adaptive Technologies from the National Multiple Sclerosis Society. In the spirit of the 15th century artist and visionary Leonardo da Vinci, the da Vinci Awards honor outstanding engineering achievements in adaptive and assistive technology that provide solutions to accessibility issues for people with disabilities. The WalkAide is sold in the United States through the Company's patient care centers and SPS. IN, Inc is also marketing the WalkAide internationally through licensed distributors. In July 2007, IN, Inc announced an agreement granting Teijin Pharma Limited exclusive rights to develop and commercialize the WalkAide in Japan.

*Provider Network Management*

Linkia is the first provider network management service company dedicated solely to serving the O&P market. Linkia was created by us during 2003 and is dedicated to managing the O&P services of national insurance companies. Linkia partners with healthcare insurance companies by securing national and regional contracts to manage their O&P networks, of which our patient care centers represent the majority of the participating providers. In 2004, Linkia entered into its first contract, and in September 2005, Linkia signed an agreement with CIGNA HealthCare which presently will cover approximately nine million beneficiaries. We will continue to invest in and develop Linkia networks and capabilities, as well as market to other national payors.

**Reimbursement**

The principal reimbursement sources for our O&P services are:

- private payor/third-party insurer sources, which consist of individuals, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation programs and similar sources;

- Medicare, a federally funded health insurance program providing health insurance coverage for persons aged 65 or older and certain disabled persons, which provides reimbursement for O&P products and services based on prices set forth in fee schedules for 10 regional service areas;

- Medicaid, a health insurance program jointly funded by federal and state governments providing health insurance coverage for certain persons in financial need, regardless of age, which may supplement Medicare benefits for financially needy persons aged 65 or older; and

- the U.S. Veterans Administration, with which we have entered into contracts to provide O&P services and products.

We estimate that government reimbursement, comprised of Medicare, Medicaid and the U.S. Veterans Administration, in the aggregate, accounted for approximately 40.3%, 41.1% and 41.2% of our net sales in 2007, 2006 and 2005, respectively. These payors have set maximum reimbursement levels for O&P services and products. In November 2003, Congress enacted legislation that froze Medicare reimbursement levels for all O&P services at current levels for all of calendar 2004, 2005 and 2006. The result of this legislation was a downward pressure on our income from operations. During this period, we initiated purchasing and efficiency programs in an effort to minimize the effects of the legislation. During 2007, Congress enacted legislation that increased Medicare reimbursement levels by approximately 2.7%, which became effective January 1, 2008. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

In addition to referrals from physicians, we enter into contracts with third-party payors that allow us to perform O&P services for a referred patient and be paid under the contract with the third-party payor. These contracts typically have a stated term of one year and automatically renew annually. These contracts generally may be terminated without cause by either party on 60 to 90 days' notice or on 30 days' notice if we have not complied with certain licensing, certification, program standards, Medicare or Medicaid requirements or other regulatory requirements. Reimbursement for services is typically based on a fee schedule negotiated with the third-party payor that reflects various factors, including geographic area and number of persons covered. Renewals of third party contracts have been negatively impacted by both the freeze in Medicare reimbursement as well as competition from small independent O&P providers who from time to time will accept contracts with below market reimbursement in order to gain market share.

Through the course of business, we receive patient deposits on devices not yet delivered. At December 31, 2007 and 2006, we had received $0.8 million of deposits from our patients.

**Suppliers**

We purchase prefabricated O&P devices, components and materials that our technicians use to fabricate O&P products from in excess of 300 suppliers across the country. These devices, components and materials are used in the products we offer in our patient-care centers throughout the country. Currently, only three of our third-party suppliers account for more than 5% of our total patient care purchases. In addition, two of our purchased products accounted for a significant portion of total purchases from two of our existing suppliers.

**Sales and Marketing**

The individual practitioners in local patient-care centers historically have conducted our sales and marketing efforts. Due primarily to the fragmented nature of the O&P industry, the success of a particular patient-care center has been largely a function of its local reputation for quality of care, responsiveness and length of service in the local communities. Individual practitioners have relied almost exclusively on referrals from local physicians or physical therapists and typically are not involved in more sophisticated marketing techniques.

We have developed a centralized marketing department the goal of which is to augment the responsibilities of the individual practitioner, enabling the practitioner to focus more of his or her efforts on patient care. Our sales and marketing effort targets the following:

- *Marketing and Public Relations.* Our objective is to increase the visibility of the "Hanger" name by building relationships with major referral sources through activities such as co-sponsorship of sporting events and co-branding of products. We also continue to explore creating alliances with certain vendors to market products and services on a nationwide basis.

- *Business Development.* We have dedicated personnel in most of our regions of operation who are responsible for arranging seminars, clinics and forums to educate and consult with patients and to increase the individual communities' awareness of the "Hanger" name. These business development managers ("BDM") also meet with local referral and contract sources to help our practitioners develop new relationships in their markets.

- *Insurance Contracts.* Linkia is actively seeking contracts with national insurance companies to manage their network. We also have regional contract managers who negotiate with hospitals and regional payors.

- *Other Initiatives.* We are constantly seeking and developing new technology and products to enable us to provide the highest quality patient-oriented care. We continue to use our Insignia laser scanning system, which enables our practitioners to create and modify a computer-based scan of patients' limbs to create more comprehensive patient records and a better prosthetic fit. Due to the improvement Insignia offers to our patient care, it has been an effective marketing tool for our practitioners. During 2006, the Company launched the WalkAide system for treatment of a condition commonly referred to as dropfoot. Management believes the product can broaden our traditional customer base and through distribution agreements will allow the Company to enter international markets. In July 2007, IN, Inc announced an agreement granting Teijin Pharma Limited exclusive rights to develop and commercialize the WalkAide in Japan.

**Acquisitions**

In 2007, we acquired seven O&P companies and related businesses operating a total of 13 patient-care centers in Arizona, Texas, Florida, Tennessee, Utah, Maryland, and West Virginia. The aggregate purchase price for the O&P businesses, excluding potential contingent consideration provisions, was $6.1 million. In addition, during 2007 SPS acquired certain assets of SureFit LLC, excluding potential contingent consideration provisions, for $14.0 million. SureFit is a leading manufacturer and distributor of therapeutic footwear for diabetic patients in the podiatric market. In 2006, we acquired two additional O&P companies each operating one patient-care center located in Mississippi. The aggregate purchase price paid by us for the 2006 acquisitions, excluding potential contingent consideration provisions, was $0.3 million.

**Competition**

The O&P services industry is highly fragmented, consisting mainly of local O&P patient-care centers. The business of providing O&P patient care services is highly competitive in the markets in which we operate. We compete with numerous small independent O&P providers for referrals from physicians, therapists, employers, HMOs, PPOs, hospitals, rehabilitation centers, out-patient clinics and insurance companies on both a local and regional basis. We compete with other patient care service providers on the basis of quality and timeliness of patient care, location of patient-care centers and pricing for services.

We also compete with independent O&P providers for the retention and recruitment of qualified practitioners. In certain markets, the demand for practitioners exceeds the supply of qualified personnel.

**Government Regulation**

We are subject to a variety of federal, state and local governmental regulations. We make every effort to comply with all applicable regulations through compliance programs, policies and procedures, manuals, and personnel training. Despite these efforts, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply with applicable governmental regulations may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which would have a material adverse effect on our business. In November 2003, Congress legislated a three-year freeze on Medicare reimbursement levels for all O&P services starting January 1, 2004. The effect of this legislation has been a downward pressure on our income from operations, however, we have initiated certain purchasing and efficiency programs which we believe will minimize such effects. During 2006, Congress enacted legislation that increased Medicare reimbursement levels by approximately 4.3% effective January 1, 2007. During 2007, Congress enacted legislation that increased Medicare reimbursement levels by approximately 2.7% effective January 1, 2008. There can be no assurance that future changes will not reduce Medicare reimbursements for O&P services and products from these sources.

*Medical Device Regulation.* We distribute products that are subject to regulation as medical devices by the U.S. Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act ("FDCA") and accompanying regulations. With the exception of two products which have been cleared for marketing as prescription medical devices under section 510(k) of the FDCA, we believe that the products we distribute, including O&P medical devices, accessories and components, are exempt from the FDA's regulations for pre-market clearance or approval requirements and from requirements relating to quality system regulation (except for certain recordkeeping and complaint handling requirements). We are required to adhere to regulations regarding adverse event reporting, establishment registration, and product listing; and we are subject to inspection by the FDA for compliance with all applicable requirements. Labeling and promotional materials also are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Although we have never been challenged by the FDA for non-compliance with FDA requirements, we cannot assure that we would be found to be or to have been in compliance at all times. Non-compliance could result in a variety of civil and/or criminal enforcement actions, which could have a material adverse effect on our business and results of operations.

*Fraud and Abuse.* Violations of fraud and abuse laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal healthcare programs, including Medicare, Medicaid, U.S. Veterans Administration health programs and the Department of Defense's TRICARE program, formerly known as CHAMPUS. These laws, which include but are not limited to, antikickback laws, false claims laws, physician self-referral laws, and federal criminal healthcare fraud laws, are discussed in further detail below. We believe our billing practices, operations, and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, we cannot assure that such requirements will not be interpreted by a governmental authority in a manner inconsistent with our interpretation and application. The failure to comply, even if inadvertent, with any of these requirements could require us to alter our operations and/or refund payments to the government. Such refunds could be significant and could also lead to the imposition of significant penalties. Even if we successfully defend against any action against us for violation of these laws or regulations, we would likely be forced to incur significant legal expenses and divert our management's attention from the operation of our business. Any of these actions, individually or in the aggregate, could have a material adverse effect on our business and financial results.

*Antikickback Laws.* Our operations are subject to federal and state antikickback laws. The federal Antikickback Statute (Section 1128B(b) of the Social Security Act) prohibits persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration in return for, or to induce, the referral of persons eligible for benefits under a federal healthcare program (including Medicare, Medicaid, the U.S. Veterans Administration health programs and TRICARE), or the ordering, purchasing, leasing, or arranging for, or the recommendation of purchasing, leasing or ordering of, items or services that may be paid for, in whole or in part, by a federal healthcare program. Courts have held that the statute may be violated when even one purpose (as opposed to a primary or sole purpose) of the renumeration is to induce referrals or other business.

Recognizing that the Antikickback Statute is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services has developed regulations addressing certain business arrangements that will offer protection from scrutiny under the Antikickback Statute. These "Safe Harbors" describe activities which may be protected from prosecution under the Antikickback Statute, provided that they meet all of the requirements of the applicable Safe Harbor. For example, the Safe Harbors cover activities such as offering discounts to healthcare providers and contracting with physicians or other individuals or entities that have the potential to refer business to us that would ultimately be billed to a federal healthcare program. Failure to qualify for Safe Harbor protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the

Antikickback Statute to determine whether there is an intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the Safe Harbors may result in increased scrutiny by government enforcement authorities. In addition, some states have antikickback laws that vary in scope and may apply regardless of whether a federal healthcare program is involved.

Our operations and business arrangements include, for example, discount programs or other financial arrangements with individuals and entities, such as lease arrangements with hospitals and certain participation agreements. Therefore, our operations and business arrangements are required to comply with the antikickback laws. Although our business arrangements and operations may not always satisfy all the criteria of a Safe Harbor, we believe that our operations are in material compliance with federal and state antikickback statutes.

*HIPAA Violations.* The Health Insurance Portability and Accountability Act ("HIPAA") provides criminal penalties for, among other offenses: health care fraud; theft or embezzlement with respect to a health care benefit program; false statements in connection with the delivery of or payment for health care benefits, items or services; and obstruction of criminal investigation of health care offenses. Unlike other federal laws, these offenses are not limited to Federal health care programs.

In addition, HIPAA authorizes the imposition of civil monetary penalties where a person offers or pays remuneration to any individual eligible for benefits under a federal healthcare program that such person knows or should know is likely to influence the individual to order or receive covered items or services from a particular provider, practitioner or supplier. Excluded from the definition of "remuneration" are incentives given to individuals to promote the delivery of preventive care (excluding cash or cash equivalents), incentives of nominal value and certain differentials in or waivers of coinsurance and deductible amounts.

These laws may apply to certain of our operations. As noted above, we have established various types of discount programs and other financial arrangements with individuals and entities. We also bill third-party payors and other entities for items and services provided at our patient-care centers. While we endeavor to ensure that our discount programs and other financial arrangements, and billing practices comply with applicable laws, such programs, arrangements and billing practices could be subject to scrutiny and challenge under HIPAA.

*False Claims Laws.* We are also subject to federal and state laws prohibiting individuals or entities from knowingly presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent, are for items or services not provided as claimed, or otherwise contain misleading information. Each of our patient-care centers is responsible for the preparation and submission of reimbursement claims to third-party payors for items and services furnished to patients. In addition, our personnel may, in some instances, provide advice on billing and reimbursement to purchasers of our products. While we endeavor to assure that our billing practices comply with applicable laws, if claims submitted to payors are deemed to be false, fraudulent, or for items or services not provided as claimed, we may face liability for presenting or causing to be presented such claims.

*Physician Self-Referral Laws.* We are also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare physician self-referral law (the "Stark Law") (Section 1877 of the Social Security Act) prohibits a physician from referring Medicare beneficiaries to an entity for "designated health services" – including prosthetic and orthotic devices and supplies – if the physician or the physician's immediate family member has a financial relationship with the entity. A financial relationship includes both ownership or investment interests and compensation arrangements. An entity that furnishes designated health services pursuant to a prohibited referral may not present or cause to be presented a claim or bill for such designated health services. Penalties for violating the Stark Law include denial of payment for the service, an obligation to refund any payments received, civil monetary penalties, and the possibility of being excluded from the Medicare or Medicaid programs.

With respect to ownership/investment interests, there is an exception under the Stark Law for referrals made to a publicly traded entity in which the physician or the physician's immediate family member has an investment interest if the entity's shares are generally available to the public at the time of the designated health service referral, and are traded on certain exchanges, including the New York Stock Exchange, and the entity had shareholders' equity exceeding $75.0 million for its most recent fiscal year or as an average during the three previous fiscal years. We meet these tests and, therefore, believe that referrals from physicians who have ownership interests in our stock, or whose immediate family members have ownership interests in our stock, should not result in liability under the Stark Law.

With respect to compensation arrangements, there are exceptions under the Stark Law that permit physicians to maintain certain business arrangements, such as personal service contracts and equipment or space leases, with healthcare entities to which they refer patients for designated health services. Unlike the Antikickback Statute, all of the elements of a Stark Law exception must be met in order for the exception to apply. We believe that our compensation arrangements with physicians comply with the Stark Law, either because the physician's relationship fits fully within a Stark Law exception or because the physician does not generate prohibited referrals. If, however, we receive a prohibited referral, our submission of a bill for services rendered pursuant to such a referral could subject us to sanctions under the Stark Law and applicable state self-referral laws. State self-referral laws may extend the prohibitions of the Stark Law to Medicaid beneficiaries.

*Certification and Licensure.* Our practitioners and/or certain operating units may be subject to certification or licensure requirements under the laws of some states. Most states do not require separate licensure for practitioners. However, several states currently require practitioners to be certified by an organization such as the American Board for Certification. The American Board for Certification conducts a certification program for practitioners and an accreditation program for patient-care centers. The minimum requirements for a certified practitioner are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified practitioner and successful completion of certain examinations. Minimum requirements for an accredited patient-care center include the presence of a certified practitioner and specific plant and equipment requirements.

Some states may require licensure or registration of facilities that dispense or distribute prescription medical devices within or from outside of the state. In addition, some states may require a license or registration to provide services such as those offered by Linkia. We are in the process of meeting these requirements.

While we endeavor to comply with all state licensure requirements, we cannot assure that we will be in compliance at all times with these requirements. Failure to comply with state licensure requirements could result in suspension or termination of licensure, civil penalties, termination of our Medicare and Medicaid agreements, and repayment of amounts received from Medicare and Medicaid for services and supplies furnished by an unlicensed individual or entity.

*Confidentiality and Privacy Laws.* The Administrative Simplification Provisions of HIPAA, and their implementing regulations, set forth privacy standards and implementation specifications concerning the use and disclosure of individually identifiable health information (referred to as "protected health information") by health plans, healthcare clearinghouses and healthcare providers that transmit health information electronically in connection with certain standard transactions ("Covered Entities"). HIPAA further requires Covered Entities to protect the confidentiality of health information by meeting certain security standards and implementation specifications. In addition, under HIPAA, Covered Entities that electronically transmit certain administrative and financial transactions must utilize standardized formats and data elements ("the transactions/code sets standards"). HIPAA imposes civil monetary penalties for non-compliance, and, with respect to knowing violations of the privacy standards, or violations of such standards committed under false pretenses or with the intent to sell, transfer or use individually identifiable health information for commercial advantage, criminal penalties. We believe that we are subject to the Administrative Simplification Provisions of HIPAA and are taking steps to meet applicable standards and implementation specifications. The new requirements have had a significant effect on the manner in which we handle health data and communicate with payors. Our new billing system, OPS, was designed to meet these requirements.

In addition, state confidentiality and privacy laws may impose civil and/or criminal penalties for certain unauthorized or other uses or disclosures of individually identifiable health information. We are also subject to these laws. While we endeavor to assure that our operations comply with applicable laws governing the confidentiality and privacy of health information, we could face liability in the event of a use or disclosure of health information in violation of one or more of these laws.

**Personnel and Training**

None of our employees are subject to a collective-bargaining agreement. We believe that we have satisfactory relationships with our employees and strive to maintain these relationships by offering competitive benefit packages, training programs and opportunities for advancement. During the year ended December 31, 2007, we had an average of 3,364 employees. The following table summarizes our average number of employees for the year:

| | Practitioners | Residents | Technicians | Administrative | Distribution | Corporate and Shared Services |
|---|---|---|---|---|---|---|
| Hanger Prosthetics & Orthotics, Inc. | 1,019 | 74 | 549 | 1,324 | - | - |
| Southern Prosthetic Supply, Inc. | - | - | - | - | 153 | - |
| Hanger Orthopedic Group, Inc. | - | - | - | - | - | 245 |

We have established an affiliation with the University of Connecticut pursuant to which we own and operate a school at the Newington, Connecticut campus that offers a certificate in orthotics and/or prosthetics after the completion of a nine-month course. We believe there are only nine schools of this kind in the United States. The program director is a Hanger employee, and our practitioners teach most of the courses. After completion of the nine-month course, graduates receive a certificate and go on to complete a residency in their area of specialty. After their residency is complete, graduates can choose to complete a course of study in another area of specialty. Most graduates will then sit for a certification exam to either become a certified prosthetist or certified orthotist. We offer exam preparation courses for graduates who agree to become our practitioners to help them prepare for those exams.

We also provide a series of ongoing training programs to improve the professional knowledge of our practitioners. For example, we have an annual Education Fair which is attended by over 750 of our practitioners and consists of lectures and seminars covering many clinical topics including the latest technology and process improvements, basic accounting and business courses and other courses which allow the practitioners to fulfill their ongoing continuing education requirements.

**Insurance**

We currently maintain insurance coverage for malpractice liability, product liability, workers' compensation, executive protection and property damage. Our general liability insurance coverage is $1.0 million per incident, with a $25.0 million umbrella insurance policy. The coverage for malpractice, product and workers' compensation is self-insured with both individual specific claim and aggregate stop-loss policies to protect us from either significant individual claims or dramatic changes in our loss experience. Based on our experience and prevailing industry practices, we believe our coverage is adequate as to risks and amount. We have not incurred a material amount of expenses in the past as a result of uninsured O&P claims.

**Special Note On Forward-Looking Statements**

Some of the statements contained in this report discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

- the demand for our orthotic and prosthetic services and products;
- our ability to integrate effectively the operations of businesses that we have acquired and plan to acquire in the future;
- our ability to enter into national contracts;
- our ability to maintain the benefits of our performance improvement plans;
- our ability to attract and retain qualified orthotic and prosthetic practitioners;
- changes in federal Medicare reimbursement levels and other governmental policies affecting orthotic and prosthetic operations;
- our indebtedness, the impact of changes in prevailing interest rates and the availability of favorable terms of equity and debt financing to fund the anticipated growth of our business;
- changes in, or failure to comply with, federal, state and/or local governmental regulations; and
- liabilities relating to orthotic and prosthetic services and products and other claims asserted against us.

For a discussion of important risk factors affecting our business, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Item 1A-Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. We do not have any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

## ITEM 1A. RISK FACTORS.

***We are highly leveraged and have significant fixed operating costs; therefore our profitability and ability to service our debt could be negatively impacted by an inability to generate sales growth.***

We are highly leveraged and have a significant amount of fixed costs. Therefore, our ability to continue to service our debt and fund necessary capital additions is dependent on our ability to grow sales and control inflationary increases in our fixed costs.

***Changes in government reimbursement levels could adversely affect our net sales, cash flows and profitability.***

We derived 40.3%, 41.1% and 41.2% of our net sales for the years ended December 31, 2007, 2006 and 2005, respectively, from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Veterans Administration. Each of these programs sets maximum reimbursement levels for O&P services and products. If these agencies reduce reimbursement levels for O&P services and products in the future, our net sales could substantially decline. In addition, the percentage of our net sales derived from these sources may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to maximum reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. Medicare provides for reimbursement for O&P products and services based on prices set forth in fee schedules for ten regional service areas. In November 2003, Congress legislated a three-year freeze on Medicare reimbursement levels which ended December 31, 2006 on all O&P services. The effect of this legislation was a downward pressure on our income from operations. During 2006, Congress enacted legislation that increased Medicare reimbursement levels by approximately 4.3% effective January 1, 2007. During 2007, Congress enacted legislation that increased Medicare reimbursement levels by approximately 2.7% effective January 1, 2008. If the U.S. Congress were to legislate additional modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected. We cannot predict whether any such modifications to the fee schedules will be enacted or what the final form of any modifications might be.

On April 24, 2006, the Centers for Medicare & Medicaid Services announced a proposed rule that would call for a competitive bidding program for certain covered prosthetic and orthotic equipment as required by the Medicare Modernization Act of 2003. We cannot now identify the impact of such proposed rule on us.

***Changes in payor reimbursements could negatively affect our net sales volume.***

Recent years have seen a consolidation of healthcare companies coupled with certain payors terminating contracts, imposing caps or reducing reimbursement for O&P products. Additionally, employers are increasingly pushing healthcare costs down to their employees. These trends could result in decreased O&P revenue.

***We depend on the continued employment of our orthotists and prosthetists who work at our patient-care centers and their relationships with physicians and patients. Our ability to provide O&P services at our patient-care centers would be impaired and our net sales reduced if we were unable to maintain these relationships.***

Our net sales would be reduced if a significant number of our practitioners leave us. In addition, any failure of our practitioners to maintain the quality of care provided or to otherwise adhere to certain general operating procedures at our facilities, or any damage to the reputation of a significant number of our practitioners, could adversely affect our reputation, subject us to liability and significantly reduce our net sales. A substantial amount of our business is derived from orthopedic surgeons and other healthcare providers. If the quality of our services and products declines in the opinion of these healthcare providers, they may cease to recommend our products, which would adversely affect our net sales.

***If the non-competition agreements we have with our key executive officers and key practitioners were found by a court to be unenforceable, we could experience increased competition resulting in a decrease in our net sales.***

We generally enter into employment agreements with our executive officers and a significant number of our practitioners which contain non-compete and other provisions. The laws of each state differ concerning the enforceability of non-competition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. We cannot predict with certainty whether or not a court will enforce a non-compete covenant in any given situation based on the facts and circumstances at that time. If one or more of our key executive officers and/or a significant number of our practitioners were to leave us and the courts refused to enforce the non-compete covenant, we might be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations.

***We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.***

We contract with various federal and state governmental agencies to provide O&P services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;
- damage to our reputation in various markets; or

- material and/or adverse effects on our business, financial condition and results of operations.

***We are subject to numerous federal, state and local governmental regulations, noncompliance with which could result in significant penalties that could have a material adverse effect on our business.***

A failure by us to comply with the numerous federal, state and/or local healthcare and other governmental regulations to which we are subject, including the regulations discussed under "Government Regulation" in Item 1 above, could result in significant penalties and adverse consequences, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business.

***If the results of the current investigations over the billing allegations at the West Hempstead patient-care center are not resolved in our favor or if such allegations are expanded to other patient-care centers and are not resolved in our favor, our operations may be negatively impacted and we may be subject to significant fines.***

If the results of the investigation at the West Hempstead patient-care center and any other patient-care centers uncover billing discrepancies, we may be responsible for noncompliance fines and the extension of such investigation to other patient-care centers.

**Our Website**

Our website is http://www.hanger.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Section 16 filings (i.e. Forms 3, 4 and 5) as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission at http://www.sec.gov. Our website also contains the charters of the Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee and Quality and Technology Committee of our board of directors; our Code of Business Conduct and Ethics for Directors and Employees, which includes our principal executive, financial and accounting officers; as well as our Corporate Governance Guidelines. Information contained on our website is not part of this report.

## ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

## ITEM 2. PROPERTIES.

As of December 31, 2007, we operated 636 patient-care centers and facilities in 45 states and the District of Columbia. We own 18 buildings that house a patient-care center. The remaining centers are occupied under leases expiring between the years of 2008 and 2018. We believe our leased or owned centers are adequate for carrying on our current O&P operations at our existing locations, as well as our anticipated future needs at those locations. We believe we will be able to renew such leases as they expire or find comparable or additional space on commercially suitable terms.

The following table sets forth the number of our patient-care centers located in each state as of December 31, 2007:

| State | Patient-Care Centers | State | Patient-Care Centers | State | Patient-Care Centers |
|---|---|---|---|---|---|
| Alabama | 11 | Louisiana | 12 | North Carolina | 12 |
| Arizona | 36 | Maine | 3 | North Dakota | 2 |
| Arkansas | 5 | Maryland | 8 | Ohio | 34 |
| California | 71 | Massachusetts | 9 | Oklahoma | 11 |
| Colorado | 16 | Michigan | 5 | Oregon | 13 |
| Connecticut | 9 | Minnesota | 7 | Pennsylvania | 30 |
| Delaware | 1 | Mississippi | 11 | South Carolina | 13 |
| District of Columbia | 1 | Missouri | 22 | South Dakota | 2 |
| Florida | 40 | Montana | 6 | Tennessee | 16 |
| Georgia | 29 | Nebraska | 8 | Texas | 28 |
| Illinois | 25 | Nevada | 6 | Utah | 2 |
| Indiana | 12 | New Hampshire | 2 | Virginia | 7 |
| Iowa | 8 | New Jersey | 10 | Washington | 13 |
| Kansas | 13 | New Mexico | 8 | West Virginia | 7 |
| Kentucky | 11 | New York | 27 | Wisconsin | 12 |
| | | | | Wyoming | 2 |

We also lease distribution facilities in Texas, California, Georgia, Florida, and Pennsylvania. We lease our corporate headquarters in Bethesda, Maryland. Substantially all of our owned properties are pledged to collateralize bank indebtedness. See Note G to our Consolidated Financial Statements.

## ITEM 3. LEGAL PROCEEDINGS.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On June 15, 2004, the Company announced that one employee at its patient-care center in West Hempstead, New York alleged in a television news story aired on June 14, 2004 that there were instances of billing discrepancies at that facility.

On June 18, 2004, the Company announced that on June 17, 2004, the Audit Committee of the Company's Board of Directors had engaged a law firm to serve as independent counsel to the Audit committee and to conduct an independent investigation of the allegations. The scope of that independent investigation was expanded to cover certain of the Company's other patient-care centers and included consideration of some of the allegations made in the Amended Complaint filed in the class actions discussed below. On June 17, 2004, the U.S. Attorney's Office for the Eastern District of New York subpoenaed records of the Company regarding various billing activities and locations. In addition, the Company also announced on June 18, 2004 that the Securities and Exchange Commission had commenced an informal inquiry into the matter. The

Company is cooperating with the regulatory authorities. The Audit Committee's investigation will not be complete until all regulatory authorities have indicated that their inquiries are complete.

Management believes that any billing discrepancies are likely to be primarily at the West Hempstead patient-care center. Furthermore, management does not believe the resolution of the matters raised by the allegations will have a materially adverse effect on the Company's financial statements. The West Hempstead facility generated $0.6 million and $0.6 million net sales during 2007 and 2006, respectively, or less than 0.1% of the Company's net sales for each year.

It should be noted that additional regulatory inquiries may be raised relating to the Company's billing activities at other locations. No assurance can be given that the final results of the regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during the ongoing regulatory review will not have a material adverse effect on the Company's financial statements.

The Company is also party to various legal proceedings that are ordinary and incidental to its business. Management does not expect that any legal proceedings currently pending will have a material adverse impact on the Company's financial statements.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of stockholders.

## ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT.

The following table sets forth information regarding current executive officers of the Company and certain of its subsidiaries:

| Name | Age | Office with the Company |
|---|---|---|
| Ivan R. Sabel, CPO | 62 | Chairman of the Board, Chief Executive Officer and Director[1] |
| Thomas F. Kirk | 62 | President, Chief Operating Officer and Director[1] |
| Richmond L. Taylor | 59 | Executive Vice President, President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. and HPO, Inc. |
| George E. McHenry | 55 | Executive Vice President and Chief Financial Officer |
| Ron N. May | 61 | President and Chief Operating Officer of Southern Prosthetic Supply, Inc. |
| Thomas C. Hofmeister | 41 | Vice President and Chief Accounting Officer |
| Hai V. Tran | 38 | Vice President and Treasurer |
| Marion L. Mullauer | 55 | Vice President and Chief Information Officer |

| | | |
|---|---|---|
| Brian A. Wheeler | 47 | Vice President, Human Resources |
| John J. Rush, MD | 46 | Vice President and Chief Medical Officer |

1) Effective March 1, 2008, Mr. Sabel will relinquish the role of Chief Executive Officer. Mr. Kirk will succeed Mr. Sabel and assume the role of President and Chief Executive Officer. Mr. Sabel will remain with the Company as Chairman of the Board of Directors.

*Ivan R. Sabel, CPO* has been our Chairman of the Board of Directors and Chief Executive Officer since August 1995 and was our President from November 1987 to January 2002. Mr. Sabel also served as the Chief Operating Officer from November 1987 until August 1995. Prior to that time, Mr. Sabel had been Vice President, Corporate Development from September 1986 to November 1987. Mr. Sabel was the founder, owner and President of Capital Orthopedics, Inc. from 1968 until that company was acquired by us in 1986. Mr. Sabel is a Certified Prosthetist and Orthotist ("CPO"), a former clinical instructor in orthopedics at the Georgetown University Medical School in Washington, D.C., a member of the Government Relations Committee of the American Orthotic and Prosthetic Association ("AOPA"), a former Chairman of the National Commission for Health Certifying Agencies, a former member of the Strategic Planning Committee, a current member of the U.S. Veterans Administration Affairs Committee of AOPA and a former President of the American Board for Certification in Orthotics and Prosthetics. Mr. Sabel also serves as a member of the Medical Advisory Board of DJ Orthopedics, Inc., a manufacturer of knee braces. Mr. Sabel has been a director since 1986. Mr. Sabel holds a B.S. in Prosthetics and Orthotics from New York University.

*Thomas F. Kirk* has been our President and Chief Operating Officer since January 2002. From September 1998 to January 2002, Mr. Kirk was a principal with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.), a management consulting company retained by Hanger to facilitate its reengineering process. From May 1997 to August 1998, Mr. Kirk served as Vice President, Planning, Development and Quality for FPL Group, a full service energy provider located in Florida. From April 1996 to April 1997, he served as Vice President and Chief Financial Officer for Quaker Chemical Corporation in Pennsylvania. From December 1987 to March 1996, he served as Senior Vice President and Chief Financial Officer for Rhone-Poulenc, S.A. in Princeton, New Jersey and Paris, France. From March 1977 to November 1987, he was employed by St. Joe Minerals Corp., a division of Fluor Corporation. Prior to this he held positions in sales, commercial development, and engineering with Koppers Co., Inc. Mr. Kirk holds a Ph.D. degree in strategic planning/marketing, and an M.B.A. degree in finance, from the University of Pittsburgh. He also holds a Bachelor of Science degree in mechanical engineering from Carnegie Mellon University. He is a registered professional engineer and a member of the Financial Executives Institute.

*Richmond L. Taylor* is our Executive Vice President, and the President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. and HPO, Inc., our two wholly-owned subsidiaries which operate all of our patient-care centers. Previously, Mr. Taylor served as the Chief Operating Officer of NovaCare O&P from June 1996 until July 1999, and held the positions of Region Vice-President and Region President of NovaCare O&P for the West Region from 1989 to June 1996. Prior to joining NovaCare O&P, Mr. Taylor spent 20 years in the healthcare industry in a variety of management positions including Regional Manager at American Hospital Supply Corporation, Vice President of Operations at Medtech, Vice President of Sales at Foster Medical Corporation and Vice President of Sales at Integrated Medical Systems.

*George E. McHenry* has been our Executive Vice President and Chief Financial Officer since October 2001. From 1987 until he joined us in October 2001, Mr. McHenry served as Executive Vice President, Chief Financial Officer and Secretary of U.S. Vision, Inc., an optical company with 600 locations in 47 states. Prior to joining U.S. Vision, Inc., he was employed principally as a Senior Manager by the firms of Touche Ross & Co. (now Deloitte & Touche) and Main Hurdman (now KPMG LLP) from 1974 to 1987. Mr. McHenry is a Certified Public Accountant and received a Bachelor of Science degree in accounting from St. Joseph's University.

*Ron N. May* has been the President and Chief Operating Officer of Southern Prosthetic Supply, Inc., our wholly-owned subsidiary that distributes orthotic and prosthetic products, since December 1998. From January 1984 to December 1998, Mr. May was Executive Vice President of the distribution division of J.E. Hanger, Inc. of Georgia until that company was acquired by us in November 1996. Mr. May also currently serves as a Board Member of the O&P Athletic Fund.

*Thomas C. Hofmeister* joined us in October of 2004 as our Vice President of Finance and Chief Accounting Officer and was previously employed as the Chief Financial Officer of Woodhaven Health Services from October 2002 through October 2004. Prior to that, Mr. Hofmeister served as Senior Vice President and Chief Accounting Officer of Magellan Health Services, Inc. from 1999 to 2002; Controller of London Fog Industries, Inc. from 1998 to 1999 and Vice President and Controller of Pharmerica, Inc. from 1995 to 1998. Mr. Hofmeister was also employed as a senior manager at KPMG Peat Marwick from 1988 to 1995. Mr. Hofmeister holds a B.S. degree in accounting from Mount Saint Mary's College.

*Hai V. Tran* has been our Vice President and Treasurer since May of 2006. From February 2002 until he joined us in May of 2006, Mr. Tran was the Senior Vice President of Strategic Development for Cadmus Communications Corporation. Prior to joining Cadmus, he held several finance and operations positions in various industries including technology, software, retail and consumer products. Mr. Tran holds a B.S. degree in Electrical Engineering from the University of Virginia and a Masters in Business Administration from the University of Richmond.

*Marion L. Mullauer* has been our Vice President and Chief Information Officer since August 2005. She is an experienced CIO, having previously held that position at the American Chemical Society and Lippincott Williams & Wilkins, Inc., a leading publisher of health care information. She has over 25 years of experience in information technology in senior management positions, much of it with healthcare companies. Ms. Mullauer holds a B.S. degree in Business Administration from Towson University and a Masters in Business Administration from Loyola College.

*Brian A. Wheeler* has been our Vice President, Human Resources since November 2002. Prior to joining Hanger, he was the Vice President of Human Resources for Rhodia Inc., a wholly-owned U.S. subsidiary of the French Specialty Chemicals Company. Mr. Wheeler holds a B.A. degree in Political Science from the University of Florida.

*John J. Rush, MD* has been our Vice President and Chief Medical Officer since April 2005. From 2004 until he joined Hanger Orthopedic Group, Inc., Dr. Rush served as President of Inpatient Physicians Network of America, an organization that provides hospitalists (in-hospital admitting physicians) across the southwest. Prior to that, Dr. Rush served as Vice President, Medical Management and as a Regional Health Services Director for PacifiCare Health Systems from 2000 to 2004; Associate Medical Director for CIGNA

HealthCare in New Jersey from 1998 to 2000; Vice President of Medical Affairs for Coastal Physicians Network in North Carolina from 1995 to 2000; and Chief Financial Officer of Wake Emergency Physicians in North Carolina from 1991 to 1995. Dr. Rush earned a medical degree at Northeastern Ohio University College of Medicine in Rootstown, Ohio, and completed his residency at Loma Linda University Medical Center in Loma Linda, California. Dr. Rush also holds a Master of Business Administration/Master of Health Administration degree from Pfeiffer University in Charlotte, North Carolina. He is a fellow of the American College of Emergency Physicians and is board certified in Emergency Medicine.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

### Market Information

Our common stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low closing sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange:

| Year Ended December 31, 2007 | High | Low |
|---|---|---|
| First Quarter | $ 11.89 | $ 7.33 |
| Second Quarter | 12.23 | 10.43 |
| Third Quarter | 11.73 | 9.00 |
| Fourth Quarter | 13.00 | 9.99 |

| Year Ended December 31, 2006 | High | Low |
|---|---|---|
| First Quarter | $ 7.16 | $ 5.67 |
| Second Quarter | 8.70 | 6.52 |
| Third Quarter | 8.60 | 6.58 |
| Fourth Quarter | 7.76 | 6.47 |

### Holders

At February 19, 2008, there were approximately 326 holders of record of our common stock.

### Dividend Policy

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our common stock and such agreements will continue to prohibit the payment of dividends in the future.

We have paid cash dividends on the Series A Preferred Stock, which provides for cumulative dividends at a rate of 3.33% per annum, payable quarterly in arrears. The Company may elect to defer the payment of dividends.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

### Equity Compensation Plans

The following table sets forth information as of December 31, 2007 regarding our equity compensation plans:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights<br>(a) | Weighted average exercise price of outstanding options, warrants and rights<br>(b) | Number of securities remaining available for future issuance (excluding securities reflected in column (a))<br>(c) |
|---|---|---|---|
| Equity Compensation Plans: | | | |
| approved by security holders | 1,663,762 | $ 11.10 | 1,631,034 |
| not approved by security holders | 406,000 | 5.95 | N/A |
| **Total** | **2,069,762** | | **1,631,034** |

### Sales of Unregistered and Registered Securities

During the year ended December 31, 2007, we issued no securities without registration under the Securities Act of 1933 ("Securities Act").

### Issuer Purchases of Equity Securities

During the year ended December 31, 2007, we made no repurchases of our common stock.

## STOCK PERFORMANCE CHART

The annual changes in the cumulative total shareholder return on Hanger's common stock for the five-year period shown in the graph shown below are based on the assumption that $100 had been invested in Hanger common stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Small Cap Stock Index, the Russell 2000 Stock Index and a company determined peer group index on December 31, 2002, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent returns that such investments would have had on December 31, 2007.

**Comparison of 5 Year Cumulative Total Return**
**Assumes Initial Investment of $100**
**December 2007**



250
200
150
100
50
0
Dollars
2002
2003
2004
2005
2006
2007
Hanger Orthopedic Group, Inc.
S & P 500
S&P SmallCap 600
RUSSELL 2000
Peer Group


| | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|---|
| Hanger Orthopedic Group, Inc. | $ 100.00 | $ 118.40 | $ 61.60 | $ 43.42 | $ 57.26 | $ 83.73 |
| S & P 500 | $ 100.00 | $ 126.38 | $ 137.75 | $141.88 | $ 161.20 | $ 166.89 |
| S&P SmallCap 600 | $ 100.00 | $ 137.53 | $ 167.23 | $178.35 | $ 203.45 | $ 200.97 |
| RUSSELL 2000 | $ 100.00 | $ 145.37 | $ 170.08 | $175.73 | $ 205.61 | $ 199.96 |
| Peer Group Index | $ 100.00 | $ 150.19 | $ 158.38 | $118.41 | $ 121.72 | $ 125.95 |

Assumes $100 invested on December 31, 2002.

(1) Total return assumes reinvestment of dividends and based on market capitalization.

(2) Fiscal year ending December 31.

(3) The four issuers of common stock included in the peer group index are VistaCare, Inc., Continucare Corp., RehabCare Group, Inc. and Medcath Corp.

PART II

## ITEM 6. SELECTED FINANCIAL DATA.

The selected consolidated financial data presented below is derived from the audited Consolidated Financial Statements and Notes thereto that are included in this Annual Report on Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| **Statement of Operations Data:** *(In thousands, except per share data)* | **2007** | **2006** | **2005** | **2004** | **2003** |
| Net sales | $ 637,350 | $ 598,766 | $ 578,241 | $ 568,721 | $ 547,903 |
| Cost of goods sold (exclusive of depreciation and amortization) | 307,952 | 300,065 | 283,591 | 275,961 | 258,383 |
| Selling, general and administrative | 245,542 | 221,592 | 219,454 | 218,689 | 195,516 |
| Depreciation and amortization | 15,876 | 14,670 | 13,920 | 13,531 | 10,690 |
| Other charges (1) | - | - | - | 45,808 | (213) |
| Income from operations | 67,980 | 62,439 | 61,276 | 14,732 | 83,527 |
| Interest expense | 36,987 | 38,643 | 37,141 | 34,558 | 36,278 |
| Extinguishment of debt (2) | - | 16,953 | - | - | 20,082 |
| Income (loss) before taxes | 30,993 | 6,843 | 24,135 | (19,826) | 27,167 |
| Provision for income taxes | 11,726 | 3,409 | 6,382 | 3,568 | 11,521 |
| Net income (loss) | 19,267 | 3,434 | 17,753 | (23,394) | 15,646 |
| Preferred stock dividends and accretion | 1,665 | 7,518 | 5,892 | 4,587 | 5,342 |
| Premium paid and loss on redemption of preferred stock (3) | - | - | - | - | 2,120 |
| Net income (loss) applicable to common stock | $ 17,602 | $ (4,084) | $ 11,861 | $ (27,981) | $ 8,184 |
| | | | | | |
| **Basic Per Common Share Data** | | | | | |
| Net income (loss) | $ 0.78 | $ (0.19) | $ 0.55 | $ (1.30) | $ 0.39 |
| Shares used to compute basic per common share amounts | 22,476 | 21,981 | 21,695 | 21,474 | 20,813 |
| | | | | | |
| **Diluted Per Common Share Data** (4) | | | | | |
| Net income (loss) | $ 0.64 | $ (0.19) | $ 0.53 | $ (1.30) | $ 0.37 |
| Shares used to compute diluted per common share amounts | 30,257 | 21,981 | 22,232 | 21,474 | 22,234 |

(1) The 2004 results includes goodwill impairment recognized as a result of an interim impairment. The 2003 results reflect the write-off of $0.2 million of restructuring accruals on lease payments that were renegotiated.

(2) The 2006 charge of $17.0 million relates to the debt and preferred stock refinancing. The 2003 charge of $20.1 million relates to the tender offer for the purchase of the Senior Subordinated Notes.

(3) The 2003 amount relates to the repurchase of 22,119 shares of Redeemable Convertible Preferred Stock.

(4) For 2006 and 2004, excludes the effect of all dilutive options and warrants as a result of our net loss for the years ended December 31, 2006 and 2004.

*Balance Sheet Data:*

| (In thousands) | Year Ended December 31, 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Cash and cash equivalents | $ 26,938 | $ 23,139 | $ 7,921 | $ 8,351 | $ 15,363 |
| Working capital | 165,794 | 157,208 | 135,551 | 126,273 | 141,273 |
| Total assets | 759,683 | 719,122 | 704,467 | 703,306 | 738,348 |
| Total debt | 410,892 | 410,624 | 378,431 | 393,111 | 409,436 |
| Redeemable convertible preferred stock | 47,654 | 47,654 | 61,942 | 56,050 | 51,463 |
| Shareholders' equity | 190,538 | 167,677 | 165,242 | 152,016 | 178,075 |

*Other Financial Data:*

| (In thousands) | Year Ended December 31, 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Capital expenditures | $ 20,129 | $ 12,827 | $ 8,759 | $ 19,454 | $ 17,932 |
| Net cash provided by (used in): | | | | | |
| Operating activities | $ 51,687 | $ 24,037 | $ 25,741 | $ 49,094 | $ 59,892 |
| Investing activities | (42,096) | (13,212) | (11,247) | (35,949) | (27,477) |
| Financing activities | (5,792) | 4,393 | (14,924) | (20,157) | (23,618) |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

*The following is a discussion of our results of operations and financial condition for the periods described below. This discussion should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K. Our discussion of our results of operations and financial condition includes various forward-looking statements about our markets, the demand for our products and services and our future results. These statements are based on our current expectations, which are inherently subject to risks and uncertainties. Our actual results and the timing of certain events may differ materially from those indicated in the forward looking statements.*

### Overview

We are the largest owner and operator of orthotic and prosthetic ("O&P") patient-care centers in the United States. Through our subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), we are also the largest distributor of branded and private label O&P devices and components in the United States, all of which are manufactured by third parties. We also create products, through our subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), for sale in our patient-care centers, internationally through distribution agreements, and through a sales force. The first such product was available for sale starting May 1, 2006 for patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), is a provider network management company.

We have increased our net sales during the past two years principally through acquisitions of patient-care centers, increased distribution revenues, sales generated by the two national contracts signed by our Linkia subsidiary and by opening new patient-care centers. We strive to improve our local market position to enhance operating efficiencies and generate economies of scale. We generally acquire small and medium-sized O&P patient-care businesses and open new patient-care centers to achieve greater density in our existing markets.

We conduct our operations in two reportable segments — patient-care centers and distribution.

Patient Care

At December 31, 2007, we operated 636 O&P patient-care centers in 45 states and the District of Columbia and employed in excess of 1,000 revenue-generating O&P practitioners ("practitioners").

In our orthotics business, we design, fabricate, fit and maintain a wide range of standard and custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation.

Patients are referred to our local patient-care centers directly by physicians as a result of our reputation with them or through our agreements with managed care providers. Practitioners, technicians and office administrators staff our patient-care centers. Our practitioners generally design and fit patients with, and the technicians fabricate, O&P devices as prescribed by the referring physician. Following the initial design, fabrication and fitting of our O&P devices, our technicians conduct regular, periodic maintenance of O&P devices as needed.

Our practitioners are also responsible for managing and operating our patient-care centers and are compensated, in part, based on their success in managing costs and collecting accounts receivable. We provide centralized administrative, marketing and materials management services to take advantage of economies of scale and to increase the time practitioners have to provide patient care. In areas where we have multiple patient-care centers, we also utilize shared fabrication facilities where technicians fabricate devices for practitioners in that region.

Distribution Services

We distribute O&P components to the O&P market as a whole and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest O&P distributor. In July 2007, SPS acquired certain assets of SureFit, LLC, a leading manufacturer and distributor of therapeutic footwear for diabetic patients in the podiatric market. We believe the acquisition will enable us to leverage our distribution capabilities and offerings in the podiatric market while lowering our cost of goods for certain therapeutic footwear already being sold in our patient care centers. SPS maintains in inventory approximately 21,000 O&P related items, all of which are manufactured by other companies. SPS maintains distribution facilities in California, Florida, Georgia, Pennsylvania, and Texas, which allow us to deliver products via ground shipment anywhere in the United States within two business days.

Our distribution business enables us to:

- lower our material costs by negotiating purchasing discounts from manufacturers;
- reduce our patient-care center inventory levels and improve inventory turns through centralized purchasing control;
- quickly access prefabricated and finished O&P products;
- perform inventory quality control;
- encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and
- coordinate new product development efforts with key vendor "partners".

This is accomplished at competitive prices as a result of our direct purchases from manufacturers.

Marketing of our distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons and physical and occupational therapists and podiatrists.

Product Development

In 2004, we formed a new subsidiary, IN, Inc. Specializing in the field of functional electrical stimulation, IN, Inc. identifies emerging MyoOrthotics Technologies® developed at research centers and universities throughout the world that use neuromuscular stimulation to improve the functionality of an impaired limb. MyoOrthotics Technologies® represents the merging of orthotic technologies with electrical stimulation. Working with the inventors under licensing and consulting agreements, IN, Inc. advances the design and manufacturing and regulatory and clinical aspects of the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc's. first product, the WalkAide System, has received FDA approval, achieved ISO 13485:2004 and ISO 9001:2000 certification, as well as the European CE Mark, which are widely accepted quality management standards for medical devices and related services. In addition, in September 2007 the WalkAide earned the esteemed da Vinci Award for Adaptive Technologies from the National Multiple Sclerosis Society. In the spirit of the 15th century artist and visionary Leonardo da Vinci, the da Vinci Awards honor outstanding engineering achievements in adaptive and assistive technology that provide solutions to accessibility issues for people with disabilities. The WalkAide is sold in the United States through the Company's patient care centers and SPS. IN, Inc is also marketing the WalkAide internationally through licensed distributors. In July 2007, IN, Inc announced an agreement granting Teijin Pharma Limited exclusive rights to develop and commercialize the WalkAide in Japan.

Provider Network Management

Linkia is the first provider network management service company dedicated solely to serving the O&P market. Linkia was created by us during 2003 and is dedicated to managing the O&P services of national insurance companies. Linkia partners with healthcare insurance companies by securing national and regional contracts to manage their O&P networks, of which our patient care centers represent the majority of the participating providers. In 2004, Linkia entered into its first contract, and in September 2005, Linkia signed an agreement with CIGNA HealthCare which will cover nine million beneficiaries. We will continue the deployment of Linkia and although it is too early to assess the overall success of this effort, we expect the Linkia contracts to increasingly impact sales, as the CIGNA contract is phased in on a geographic basis.

**Results and Outlook**

Net sales for the year ended December 31, 2007 were $637.4 million, an increase of $38.6 million, or 6.4%, versus net sales of $598.8 million for the year ended December 31, 2006. The net sales growth was the result of a $27.2 million, or 5.0%, increase in same-center sales, a $5.1 million, or 9.3%, increase in external sales of the distribution segment, and $5.9 million contributed from acquired entities, $1.1 million in other sales, offset by a $0.7 million decrease as a result of closed patient care centers. Cost of goods sold for the year increased by $7.9 million to $308.0 million, or 48.3% of net sales, compared to $300.1 million, or 50.1% of net sales, in the prior year principally due to the sales increase.

Income from operations increased by $5.6 million for the year ended December 31, 2007, to $68.0 million from $62.4 million in the same period of the prior year due principally to the net sales increase, offset by an increase in selling, general and administrative expenses. Selling, general and administrative expenses increased by $24.0 million due primarily to $8.1 million in labor cost resulting from merit increases and increased benefits expense, $8.4 million increase in variable and incentive compensation resulting from increased performance and cash collections, a $4.3 million investment in our growth initiatives, $1.4 million in rent and $2.2 million in travel and other costs, offset by a $0.4 million decrease in bad debt expense due to improved collections.

We continue to improve upon our cash collections. Day's sales outstanding ("DSO"), which is the number of days between the billing for our O&P services and the date of our receipt of payment, decreased to 56 days at the end of 2007 compared to 61 days in the prior year. The decrease in DSO is due to continued efforts at the patient-care centers to target collections as well as other work flow enhancements.

Net income increased to $19.3 million in 2007 from $3.4 million in prior year primarily due to increased sales volume and a related increase in income from operations, as well as a $1.7 million reduction in interest expense resulting from the 2006 refinancing. In addition, during 2006, we incurred a pre-tax charge of S17.0 million related to the refinancing of our outstanding indebtedness and 7% redeemable preferred stock.

We expect to see an increase in our sales volume over the next year as a result of the increase in Medicare reimbursement effective January 1, 2008, acquisition of O&P companies, continued roll out of Linkia national contracts, sales from IN, Inc.'s WalkAide and growth from our distribution segment. We will also continue our efforts to counter the cyclical trends and challenges present in our market by undertaking several specific initiatives:

- continued marketing of the Linkia model to national and large regional insurance carriers;

- the introduction of new products by entering into exclusive distribution contracts with O&P product manufacturers; and
- continuing discussions with rehabilitation providers to enable us to provide more comprehensive O&P services.

**Critical Accounting Policies and Estimates**

Our analysis and discussion of our financial condition and results of operations is based upon our Consolidated Financial Statements that have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We have chosen accounting policies within GAAP that management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note B to the Consolidated Financial Statements as presented elsewhere in this Annual Report on Form 10-K. We believe the following accounting policies are critical to understanding the results of operations and affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

- *Revenue Recognition:* Revenues from the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient, provided that (i) delivery has occurred or services have been rendered; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues from the sale of orthotic and prosthetic devices to customers by our distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents prepaid tuition and fees received from students enrolled in our practitioner education program.

  Revenue at our patient-care centers segment is recorded net of all governmental adjustments, contractual adjustments and discounts. We employ a systematic process to ensure that our sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. The contracting module of our centralized, computerized billing system is designed to record revenue at net realizable value based on our contract with the patient's insurance company. Updated billing information is received periodically from payors and is uploaded into our centralized contract module and then disseminated to all patient-care centers electronically.

The following represents the composition of our patient-care segment's accounts receivable balance by payor:

| December 31, 2007<br>*(In thousands)* | 0-60 days | 61-120 days | Over 120 days | Total |
|---|---|---|---|---|
| Commercial and other | $ 41,806 | $ 9,561 | $ 6,836 | $ 58,203 |
| Private pay | 3,124 | 1,326 | 1,266 | 5,716 |
| Medicaid | 8,506 | 2,320 | 2,084 | 12,910 |
| Medicare | 20,557 | 2,622 | 1,603 | 24,782 |
| VA | 1,140 | 196 | 135 | 1,471 |
| | $ 75,133 | $ 16,025 | $ 11,924 | $ 103,082 |

| December 31, 2006<br>*(In thousands)* | 0-60 days | 61-120 days | Over 120 days | Total |
|---|---|---|---|---|
| Commercial and other | $ 27,957 | $ 15,730 | $ 9,866 | $ 53,553 |
| Private pay | 3,111 | 1,310 | 1,222 | 5,643 |
| Medicaid | 4,639 | 3,686 | 2,778 | 11,103 |
| Medicare | 13,796 | 5,908 | 2,978 | 22,682 |
| VA | 833 | 435 | 177 | 1,445 |
| | $ 50,336 | $ 27,069 | $ 17,021 | $ 94,426 |

Disallowed sales generally relate to billings to payors with whom we do not have a formal contract. In these situations, we record the sale at usual and customary rates and simultaneously record an estimate to reduce the sale to net realizable value, based on our historical experience with the payor in question. Disallowed sales may also result if the payor rejects or adjusts certain billing codes. Billing codes are frequently updated within our industry. As soon as updates are received, we reflect the change in our centralized billing system.

As part of our preauthorization process with payors, we validate our ability to bill the payor for the service we are providing before we deliver the device. Subsequent to billing for our devices and services, there may be problems with pre-authorization or with other insurance coverage issues with payors. If there has been a lapse in coverage, the patient is financially responsible for the charges related to the devices and services received. If we do not collect from the patient, we record bad debt expense. Occasionally, a portion of a bill is rejected by a payor due to a coding error on our part and we are prevented from pursuing payment from the patient due to the terms of our contract with the insurance company. We appeal these types of decisions and are generally successful. This activity is factored into our methodology to determine the estimate for the allowance for doubtful accounts. We immediately record, as a reduction of sales, a disallowed sale for any claims that we know we will not recover and adjust our future estimates accordingly.

Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectibility. In addition to the actual bad debt expense recognized during collection activities, we estimate the amount of potential bad debt expense that may occur in the future. This estimate is based upon our historical experience as well as a review of our receivable balances. On a quarterly basis, we evaluate cash collections, accounts receivable balances and write-off activity to assess the adequacy of our allowance for doubtful accounts. Additionally, a company-wide evaluation of collectibility of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, the Company may outsource the collection of such accounts to outsourced agencies after internal collection efforts are exhausted. In the cases when valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

- *Inventories:* Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. At our patient-care centers segment, we calculate cost of goods sold in accordance with the gross profit method for all reporting periods. We base the estimates used in applying the gross profit method on the actual results of the most recently completed physical inventory and other factors, such as sales mix and purchasing trends among other factors, affecting cost of goods sold during the interim reporting periods. Cost of goods sold during the period is adjusted when the annual physical inventory is taken. We treat these inventory adjustments as changes in accounting estimates. At our distribution segment, a perpetual inventory is maintained. Management adjusts our reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling costs are included in cost of goods sold.

- *Property, Plant and Equipment*: We record property, plant and equipment at cost. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of the future lease payments. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Machinery and equipment | 5 years |
| Computers and software | 5 years |
| Buildings | 10 to 40 years |
| Assets under capital leases | Shorter of asset life or term of lease |
| Leasehold improvements | Shorter of asset life or term of lease |

We capitalize internally developed computer software costs incurred during the application development stage in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

- *Goodwill and Other Intangible Assets:* Excess cost over net assets acquired ("Goodwill") represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses. We assess goodwill for impairment annually on October 1, or when events or circumstances indicate that the carrying value of the reporting units may not be recoverable. Any impairment would be recognized by a charge to operating results and a reduction in the carrying value of the intangible asset. Our annual impairment test for goodwill primarily utilizes the income approach and considers the market approach and the cost approach in determining the value of our reporting units.

Non-compete agreements are recorded based on agreements entered into by us and are amortized, using the straight-line method, over their terms ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 16 years. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, management reviews and assesses the future cash flows expected to be generated from the related intangible for possible impairment. Any impairment would be recognized as a charge to operating results and a reduction in the carrying value of the intangible asset.

- *Income Taxes:* We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"("FIN 48"), on January 1, 2007. As a result of adoption, we recognized a decrease of approximately $0.2 million to the January 1, 2007 retained earnings balance. We recognize interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense.

  We recognize deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We recognize a valuation allowance on the deferred tax assets if it is more likely than not that the assets will not be realized in future years.

- *Stock-Based Compensation:* Stock-based compensation is accounted for using the grant-date fair value method. Compensation expense is recognized ratably over the service period. We estimate a 2% forfeiture rate for unvested restricted stock awards. Based on our history of restricted stock forfeitures, we do not believe future forfeitures will have a material impact on future compensation expense or earnings per share.

- *Supplemental Executive Retirement Plan:* Benefit costs and liabilities balances are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods, affecting the recorded obligation and expense in future periods. The following assumptions were used in the calculation of the net benefit cost and obligation at December 31:

| | 2007 | 2006 |
|---|---|---|
| Discount rate | 6.25% | 5.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

We believe the assumptions used are appropriate. However, changes in assumptions or differences in actual experience may affect our benefit obligation and future expenses.

**New Accounting Guidance**

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance on the application of fair value measurement objectives required in existing GAAP literature to ensure consistency and comparability. Additionally, SFAS 157 requires additional disclosures on the fair value measurements used. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to delay the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The Company's adoption of SFAS 157 will not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities Fair Value Measurements* ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that currently requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of SFAS No. 159 will not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) provides revised guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) revises the accounting literature previously issued under SFAS 141, Business Combinations. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adopting SFAS No. 141(R) will have on our financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 revises ARB 51 with regards to the accounting for non-controlling interests in subsidiaries. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adopting SFAS No. 160 will have on our financial statements.

## Results of Operations

The following table sets forth for the periods indicated certain items from our statements of operations as a percentage of our net sales:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net sales | 100.0 % | 100.0 % | 100.0 % |
| Cost of goods sold | 48.3 | 50.1 | 49.0 |
| Selling, general and administrative | 38.5 | 36.9 | 38.0 |
| Depreciation and amortization | 2.5 | 2.5 | 2.4 |
| Income from operations | 10.7 | 10.5 | 10.6 |
| Interest expense, net | 5.8 | 6.5 | 6.4 |
| Extinguishment of debt | - | 2.8 | - |
| Income before taxes | 4.9 | 1.2 | 4.2 |
| Provision for income taxes | 1.8 | 0.6 | 1.1 |
| Net income | 3.1 | 0.6 | 3.1 |

***Year ended December 31, 2007 compared with the year ended December 31, 2006***

*Net Sales.* Net sales for the year ended December 31, 2007 were $637.4 million, an increase of $38.6 million, or 6.4%, versus net sales of $598.8 million for the year ended December 31, 2006. The net sales growth was the result of a $27.2 million, or 5.0%, increase in same-center sales, a $5.1 million, or 9.3%, increase in external sales of the distribution segment, and $5.9 million contributed from acquired entities, 1.1 million in other sales, offset by $0.7 million decrease as a result of closed patient care centers.

*Cost of Goods Sold.* Cost of goods sold for the year ended December 31, 2007 totaled $308.0 million, or 48.3% of net sales, compared to $300.1 million, or 50.1% of net sales, for the year ended December 31, 2006. Cost of goods sold as a percentage of revenue benefited from increased labor efficiency resulting from the same center sales growth, a favorable change in product mix and favorable purchasing activities.

*Selling, General and Administrative.* Selling, general and administrative expenses for the year ended December 31, 2007 totaled $245.6 million, or 38.5% of net sales, which was $24.0 million higher than the prior year amount of $221.6 million, or 36.9% of net sales. The increase in selling, general and administrative expenses was primarily due to: (i) $8.1 million in labor cost resulting from merit increases and increased benefits expense; (ii) $8.4 million increase in variable and incentive compensation resulting from increased performance and cash collections; (iii) $4.3 million in expenditures to support growth initiatives; and (iv) $1.4 million in rent and $2.2 million in travel and other costs, offset by a $0.4 million decrease in bad debt expense due to improved collections.

*Depreciation and Amortization.* Depreciation and amortization for the year ended December 31, 2007 amounted to $15.9 million, an 8.2% increase from $14.7 million for the year ended December 31, 2006. The increase in depreciation and amortization was a result of placing into service $6.5 million of computer software and peripherals, $7.7 million of leasehold improvements and $4.8 million in machinery and equipment during 2007. These additions are a result of our continued investment in our infrastructure and system enhancements. In addition, as part of SPS's acquisition of the assets of SureFit, the Company recorded customer relationship and other intangibles of $ 2.6 million which are being amortized over ten and twenty years respectively. This contributed an additional $0.1 million in amortization expense.

*Income from Operations.* Principally as a result of the above, income from operations for the year ended December 31, 2007 was $68.0 million compared to $62.4 million for the year ended December 31, 2006. Income from operations as a percentage of net sales increased by 0.2% to 10.7% for the year ended December 31, 2007 from 10.5% for the year ended December 31, 2006.

*Interest Expense.* Interest expense for the year ended December 31, 2007 was $37.0 million, a decrease of $1.6 million from the $38.6 million incurred in 2006. The decrease in interest expense was attributable to more favorable interest rates on the Company's loans and credit facilities as a result of the Company's refinancing of outstanding bank and bond indebtedness in 2006.

*Income Taxes.* The provision for income taxes for the year ended December 31, 2007 was $11.7 million, or 37.8% of pretax income, compared to $3.4 million, or 49.8% of pretax income, for the year ended December 31, 2006. The 2006 tax rate was unfavorably impacted by additional tax expense associated with adjustments relating to prior years' state tax expense and non-deductible expenses.

*Net Income.* As a result of the above, we recorded net income of $19.3 million for the year ended December 31, 2007, compared to net income of $3.4 million in the prior year.

***Year ended December 31, 2006 compared with the year ended December 31, 2005***

*Net Sales.* Net sales for the year ended December 31, 2006 were $598.8 million, an increase of $20.6 million, or 3.6%, versus net sales of $578.2 million for the year ended December 31, 2005. The net sales growth was the result of a $10.0 million, or 22%, increase in external sales of the distribution segment, an $11.8 million, or 2.2%, increase in same-center sales with the balance contributed from acquired patient-care centers.

*Cost of Goods Sold.* Cost of goods sold for the year ended December 31, 2006 totaled $300.1 million, or 50.1% of net sales, compared to $283.6 million, or 49.0% of net sales, for the year ended December 31, 2005. The increase in cost of goods sold as a percentage of net sales was due to sales increases, inflationary factors and a slight change in sales mix at our patient care centers.

*Selling, General and Administrative.* Selling, general and administrative expenses for the year ended December 31, 2006 totaled $221.6 million, or 36.9% of net sales, which was $2.1 million higher than the prior year amount of $219.5 million, or 38.0% of net sales. The increase in selling, general and administrative expenses was primarily due to (i) $2.7 million in labor costs as a result of the annual rate changes and increased healthcare insurance costs; and (ii) $3.6 million in expenditures to support growth initiatives including Linkia and IN, Inc.; offset by a $3.7 million reduction in bad debts.

*Depreciation and Amortization.* Depreciation and amortization for the year ended December 31, 2006 amounted to $14.7 million, a 5.4% increase in such costs from $13.9 million for the year ended December 31, 2005. The increase in depreciation and amortization is the result of $4.4 million of leasehold improvements, $4.3 million of computer software and peripherals, and $2.2 million of machinery and equipment, being placed in service during the year. These additions contributed $0.4 million, $0.3 million and $0.2 million, respectively, to the increase in depreciation and amortization. The computer software and peripheral additions resulted from several IT initiatives which continue to focus on improving functionality of existing systems and networks.

*Income from Operations.* Principally as a result of the above, income from operations for the year ended December 31, 2006 was $62.4 million compared to $61.3 million for the year ended December 31, 2005. Income from operations as a percentage of net sales decreased by 0.1% to 10.5% for the year ended December 31, 2006 from 10.6% for the year ended December 31, 2005.

*Interest Expense.* Interest expense for the year ended December 31, 2006 was $38.6 million, an increase of $1.5 million from the $37.1 million incurred in 2005. The increase in interest expense was attributable to an increase in amounts borrowed resulting from refinancing and several days of duplicate interest as the old debt was defeased.

*Extinguishment of Debt.* In May 2006, we completed a refinancing of substantially all our outstanding debt and preferred stock. In conjunction with this transaction, a $17.0 million loss on extinguishment of debt was recorded.

*Income Taxes.* The provision for income taxes for the year ended December 31, 2006 was $3.4 million, or 49.8% of pretax income, compared to $6.4 million, or 26.4% of pretax income, for the year ended December 31, 2005. The 2006 tax rate was unfavorably impacted by additional tax expense associated with adjustments relating to prior years' state tax expense and non-deductible expenses which remained constant as compared to reduced book income. The year ended December 31, 2005 was favorably impacted primarily by $3.7 million of previously reserved state net operating loss carryforwards, net of certain discrete tax items. The adoption of FAS 123R did not materially impact income taxes in 2006.

*Net Income.* As a result of the above, we recorded net income of $3.4 million for the year ended December 31, 2006, compared to net income of $17.8 million in the prior year.

**Financial Condition, Liquidity and Capital Resources**

*Cash Flows*

Our working capital at December 31, 2007 was $165.8 million compared to $157.2 million at December 31, 2006. Working capital increased principally as a result of an $11.3 million increase in cash and short-term investments, $6.4 million increase in inventories and $2.3 million increase in other current assets, offset by an $11.3 million increase in variable and incentive compensation accrual. Cash and short-term investments increased as a result of the increased earnings and improved cash collections. Days sales outstanding ("DSO"), which is the number of days between the billing for our O&P services and the date of our receipt of payment thereof, for the year ended December 31, 2007, decreased to 56 days, compared to 61 days for the same period last year. The decrease in DSO is due to a continued effort at our patient-care centers to target collections as well as the implementation of electronic billing and standard workflow protocols. The increase in variable and incentive compensation is a result of $8.4 million increase in expense and in prior year there were three interim advances under the practitioner plan. The ratio of current assets to current liabilities was 3.4 to 1 at December 31, 2007 compared to 3.7 to 1 at December 31, 2006. Availability under our revolving line of credit slightly decreased to $72.0 million at December 31, 2007 compared to $72.8 million at December 31, 2006. Availability under our revolving line of credit is net of standby letters of credit approximating $3.0 million. The Company did not utilize the revolver during 2007 and at December 31, 2007 and 2006, the Company did not have any outstanding borrowings on the Revolving Credit Facility balance.

Net cash provided by operating activities was $51.7 million for the year ended December 31, 2007, versus $24.0 million in the prior year. The prior year operating cash flows included payment of $11.9 million of premiums related to the refinancing of certain debt instruments. In addition, the current year operating cash flows reflected improved financial performance, improved collections and a benefit from reduced interim incentive compensation payments.

Net cash used in investing activities was $42.1 million for the year ended December 31, 2007, versus $13.2 million in the prior year. During 2007, we acquired more businesses, invested in our infrastructure, and invested $7.5 million of excess cash in short-term investments. During 2007, we acquired 13 patient-care centers, a distribution company, and a footwear company for an aggregate purchase price of $14.8 million. During 2007, we invested $20.1 million, $7.3 million more than last year, to enhance our systems infrastructure and to improve our physical locations. At December 31, 2007, our short-term investments totaling $7.5 million consist of two auction rate securities ("ARS") with a credit rating of either AA or AAA. ARS are securities that are structured with short-term interest rate reset dates which generally occur every 28 days and are linked to LIBOR. At the reset date, investors can sell or continue to hold the securities at par. One of the two ARS investments, with a carrying value of $2.5 million, failed auction due to sell orders exceeding buy orders. The funds associated with the security for which auctions have failed will not be accessible until a successful auction occurs, a buyer is found outside of the auction process, the issuer refinances the underlying debt, or the underlying security matures. The other ARS investment, with a carrying value of $5.0 million, has not failed any auction to date.

Net cash used in financing activities was $5.8 million for the year ended December 31, 2007 compared to net cash provided of $4.4 million for the year ended December 31, 2006. The decrease in cash provided by financing activities was primarily due to the debt refinancing that occurred in 2006, as discussed below.

*Debt*

On May 26, 2006, we refinanced our debt and preferred stock with the issuance of the following instruments: (i) $175.0 million of 10 ¼% Senior Notes due 2014; (ii) a $230.0 million term loan facility (variable rate of 7.09% at December 31, 2007); and (iii) $50.0 million of Series A Convertible Preferred Stock. We also established a new $75.0 million revolving credit facility, which was unused at December 31, 2007. The proceeds from these instruments were used to retire (i) $200.0 million of the 10 3/8% Senior Notes; (ii) $15.6 million of the 11 ¼% Senior Subordinated Notes; (iii) $146.3 million of the Term Loan; (iv) $11.0 million outstanding under the Revolving Credit facility; (v) $64.7 million of 7% Redeemable Preferred Stock; and (vi) pay $24.7 million of transaction costs. In conjunction with the refinancing, we incurred a $17.0 million loss on the extinguishment of debt. The extinguishment loss is comprised of $11.9 million of premiums paid to debt holders, $0.3 million of fees paid to the 7% Redeemable Preferred Stock holders and $6.1 million write-off of debt issuance costs offset by a $1.3 million gain related to the interest rate swap.

The following summarizes our debt balance at December 31:

| (In thousands) | 2007 | 2006 |
|---|---|---|
| Revolving Credit Facility | $ - | $ - |
| Term Loan | 226,550 | 228,852 |
| 10 1/4% Senior Notes due 2014 | 175,000 | 175,000 |
| Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 5.0% to 10.8%, maturing through December 2011 | 9,342 | 6,772 |
| | 410,892 | 410,624 |
| Less current portion | (5,691) | (5,386) |
| | $ 405,201 | $ 405,238 |

*Revolving Credit Facility*

The $75.0 million Revolving Credit Facility matures on May 26, 2011 and bears interest, at the Company's option, of LIBOR plus 2.75% or a Base Rate (as defined in the credit agreement) plus 1.75%. The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio; (ii) maximum total leverage ratio; and (iii) maximum annual capital expenditures. At December 31, 2007, the Company was in compliance with these covenants. As of December 31, 2007, the Company has not made draws on the Revolving Credit Facility and has $72.0 million available under that facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit of approximately $3.0 million.

*Term Loan*

The $230.0 million Term Loan matures on May 26, 2013 and requires quarterly principal and interest payments commencing September 30, 2006. From time to time, mandatory payments may be required as a result of capital stock issuances, additional debt incurrences, asset sales or other events as defined in the credit agreement. The Term Loan bears interest, at the Company's option, of LIBOR plus 2.50% or a Base Rate (as defined in the credit agreement) plus 1.50%. At December 31, 2007, the interest rate on the Term Loan was 7.09%. The obligations under the Term Loan are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Term Loan is subject to covenants that mirror those of the Revolving Credit Facility. The Company secured, effective March 13, 2007, certain amendments to its existing Senior Secured Credit Facility that included reducing the margin over LIBOR that the Company pays as interest under the existing Term Loan to 2.25%.

*10 ¼% Senior Notes*

The 10 ¼% Senior Notes mature June 1, 2014, are senior indebtedness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on June 1 and December 1, commencing December 1, 2006.

On or prior to June 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net cash proceeds of an equity offering; provided that (i) at least 65% of the aggregate principal amount of the notes remains outstanding immediately after the redemption (excluding notes held by the Company and its subsidiaries); and (ii) the redemption occurs within 90 days of the date of the closing of the equity offering.

Except as discussed above, the notes are not redeemable at the Company's option prior to June 1, 2010. On or after June 1, 2010, the Company may redeem all or part of the notes upon not less than 30 days and no more than 60 days' notice, for the twelve-month period beginning on June 1 of the following years; at (i) 105.125% during 2010; (ii) 102.563% during 2011; and (iii) 100.0% during 2012 and thereafter.

*General*

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the Revolving Credit Facility, will be sufficient for at least twelve months to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on our outstanding debt. We also believe that based on the Company's cash, cash equivalents and short-term investment balances of $34.4 million at December 31, 2007 and our expected continued increase in operating cash flows, the current lack of liquidity in the ARS market will not have a material impact on the Company's liquidity, financial condition, results of operations or cash flows. In addition, we will continue to evaluate potential acquisitions and expect to fund such acquisitions from our available sources of liquidity, as discussed above. We are limited to $40.0 million in acquisitions annually by the terms of the Revolving Credit Facility agreement. At December 31, 2007 we have $72.0 million available under the Revolving Credit Facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit approximating $3.0 million.

## Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2007:

| *(In thousands)* | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Long-term debt | $ 5,691 | $ 4,217 | $ 3,697 | $ 3,673 | $ 3,564 | $ 390,050 | $ 410,892 |
| Interest payments on long-term debt | 34,456 | 34,122 | 33,856 | 33,609 | 33,364 | 31,521 | 200,928 |
| Operating leases | 30,124 | 23,602 | 15,961 | 10,817 | 6,036 | 3,746 | 90,286 |
| Capital leases | 161 | 109 | 60 | 16 | - | - | 346 |
| Other long-term obligations | 1,160 | 1,024 | 734 | 1,092 | 1,301 | 8,027 | 13,338 |
| Total contractual cash obligations | $ 71,592 | $ 63,074 | $ 54,308 | $ 49,207 | $ 44,265 | $ 433,344 | $ 715,790 |

In addition to the table above, the Company has certain other tax liabilities as of December 31, 2007 comprised of $3.3 million of tax effected unrecognized tax benefits, of which $0.3 million is expected to be settled in the fiscal year 2008, with the remainder thereafter.

*Dividends.*

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements prohibit the payment of dividends on our common stock and such agreements will continue to prohibit the payment of dividends in the future.

The holders of our Series A Convertible Preferred Stock are entitled to cumulative dividends, accruing at an annual rate of 3.33% or $1.7 million, payable quarterly in arrears. We may elect to defer the payment of dividends otherwise payable on a dividend payment date. In such event, the amount of deferred dividends will be added to the stated value. The Company has elected to the pay the dividend as they come due. The Company has paid dividends of $1.7 million and $1.0 million during fiscal years 2007 and 2006, respectively. Accrued but unpaid dividends will be payable upon our liquidation in cash or upon a Holder Conversion, at the option of the Holder, either in cash (to the extent permitted under applicable law and the terms of our indebtedness) or in additional shares of our common stock. Immediately prior to the occurrence of an acceleration event prior to the fifth anniversary of the original issue date, the stated value of each share of Series A Convertible Preferred Stock will be increased by an amount per share equal to all dividends that would otherwise be payable on a share of Series A Convertible Preferred Stock on each dividend payment date on and after the occurrence of such acceleration event and prior to and including the fifth anniversary of the original issuance date.

***Supplemental Executive Retirement Plan***

In 2004, we implemented an unfunded noncontributory defined benefit plan that covers certain of our senior executives. We have engaged an actuary to calculate the benefit obligation and net benefits cost as of December 31, 2007, and 2006 and have utilized the actuarial calculations as a basis for establishing our benefit obligation liability.

The following weighted average assumptions were used to determine the benefit obligation and net benefit cost at December 31:

| | 2007 | 2006 |
|---|---|---|
| Discount rate | 6.25% | 5.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

The discount rate at December 31, 2007 of 6.25% represents a 50 basis point increase from the 5.75% discount rate used at December 31, 2006. The updated rate was actuarially determined and represents an average of pension liability indices.

Future payments under the supplemental executive retirement plan as of December 31, 2007 are as follows:

| | (In thousands) |
|---|---|
| 2008 | - |
| 2009 | - |
| 2010 | - |
| 2011 | 1,032 |
| 2012 | 1,205 |
| Thereafter | 7,343 |
| | $ 9,580 |

**Off-Balance Sheet Arrangements**

The Company's wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), is party to a non-binding purchase agreement under which it purchases assembled WalkAide System kits. As of December 31, 2007, IN, Inc. had outstanding purchase commitments of approximately $0.6 million.

**Selected Operating Data**

The following table sets forth selected operating data as of the end of the years indicated:

| | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| Patient-care centers | 636 | 618 | 624 | 619 | 585 |
| Revenue-generating O&P practitioners | 1,060 | 1,034 | 1,021 | 1,020 | 955 |
| Number of states (including D.C.) | 46 | 46 | 46 | 45 | 45 |
| Same-center net sales growth (decline) (1) | 5.0 % | 2.2 % | 0.2 % | (1.7) % | 1.6 % |

(1) Represents the aggregate increase or decrease of our patient-care centers' sales in the current year compared to the preceding year. Patient-care centers that have been owned by the Company for at least one full year are included in the computation.

**Market Risk**

We are exposed to the market risk that is associated with changes in interest rates. At December 31, 2007, all our outstanding debt, with the exception of the Revolving Credit Facility and the Term Loan, is subject to fixed interest rate. (see Item 7A below.)

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.**

We have existing obligations relating to our 10 ¼% Senior Notes, Term Loan, Subordinated Seller Notes, and Series A Convertible Preferred Stock. As of December 31, 2007, we have cash flow exposure to the changing interest rate on the Term Loan and Revolving Credit Facility. The other obligations have fixed interest or dividend rates.

We have a $75.0 million revolving credit facility, with no outstanding balance at December 31, 2007, as discussed in Note G to our Condensed Consolidated Financial Statements. The rate at which interest accrues under the entire outstanding balance is variable.

In addition, in the normal course of business, we are exposed to fluctuations in interest rates. From time to time, we execute LIBOR contracts to fix interest rate exposure for specific periods of time. At December 31, 2007, we had one contract outstanding which fixed LIBOR at 7.09% and the contract expires on March 28, 2008.

Presented below is an analysis of our financial instruments as of December 31, 2007 that are sensitive to changes in interest rates. The table demonstrates the changes in estimated annual cash flow related to the outstanding balance under the Term Loan and the Revolving Credit Facility (the revolving Credit Facility did not have an outstanding balance at December 31, 2007), calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

| Cash Flow Risk | Annual Interest Expense Given an Interest Rate Decrease of X Basis Points | | | No Change in Interest Rates | Annual Interest Expense Given an Interest Rate Increase of X Basis Points | | |
|---|---|---|---|---|---|---|---|
| *(In thousands)* | (150 BPS) | (100 BPS) | (50 BPS) | | 50 BPS | 100 BPS | 150 BPS |
| Term Loan | $ 12,664 | $ 13,797 | $ 14,930 | $ 16,062 | $ 17,195 | $ 18,328 | $ 19,461 |
| Revolving Credit Facility | - | - | - | - | - | - | - |
| | $ 12,664 | $ 13,797 | $ 14,930 | $ 16,062 | $ 17,195 | $ 18,328 | $ 19,461 |

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The consolidated financial statements and schedules required hereunder and contained herein are listed under Item 15(a) below.

*Quarterly Financial Data*

| **2007** *(Dollars in thousands, except per share amounts)* | **Quarter Ended (Unaudited)** Mar 31 | | Jun 30 | | Sep 30 | | Dec 31 (1) | |
|---|---|---|---|---|---|---|---|---|
| Net Sales | $ | 143,850 | $ | 160,366 | $ | 162,343 | $ | 170,790 |
| Income from Operations | | 12,396 | | 17,829 | | 18,565 | | 19,190 |
| Net Income | | 1,784 | | 5,092 | | 5,409 | | 6,982 |
| Basic per Common Share Net Income | $ | 0.06 | $ | 0.21 | $ | 0.22 | $ | 0.29 |
| Diluted per Common Share Net Income | $ | 0.06 | $ | 0.17 | $ | 0.18 | $ | 0.23 |

| **2006** *(Dollars in thousands, except per share amounts)* | **Quarter Ended (Unaudited)** Mar 31 | | Jun 30 | | Sep 30 | | Dec 31 (2) | |
|---|---|---|---|---|---|---|---|---|
| Net Sales | $ | 140,445 | $ | 152,855 | $ | 151,549 | $ | 153,918 |
| Income from Operations | | 10,915 | | 15,999 | | 17,121 | | 18,404 |
| Net Income | | 829 | | (5,724) | | 3,458 | | 4,871 |
| Basic per Common Share Net (Loss) Income | $ | (0.03) | $ | (0.42) | $ | 0.07 | $ | 0.20 |
| Diluted per Common Share Net (Loss) Income (3) | $ | (0.03) | $ | (0.42) | $ | 0.07 | $ | 0.17 |

(1) For the three month period ended December 31, 2007 includes: $4.2 million decrease to cost of material resulting from the company's annual physical inventory.

(2) For the three month period ended December 31, 2006 includes: $4.4 million increase to cost of material resulting from the company's physical inventory; $1.2 million of additional state tax expense related to prior periods; $1.1 million of recoveries from certain insurance payors related to claims recorded in prior periods; and $1.0 million reduction to health insurance liabilities recorded in prior periods.

(3) For 2006, excludes the effect of the conversion of the 7% Redeemable Convertible Preferred Stock as it is considered anti-dilutive. For the three month period ended March 31, 2006 and the three month period June 30, 2006, excludes the effect of the Series A Convertible Preferred Stock as it is considered anti-dilutive. For the three month period ended September 30, 2006 and the three month period ended December 31, 2006, includes the effect of the conversion of the Series A Convertible Preferred Stock as it is considered dilutive.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

## Item 9A. CONTROLS AND PROCEDURES.

***Disclosure Controls and Procedures***

The Company's disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by it in its periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Based on an evaluation of the Company's disclosure controls and procedures conducted by the Company's Chief Executive Officer and Chief Financial Officer, such officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007. Additionally, the Company's officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007 to ensure that information required to be disclosed in the reports filed with the Exchange Act was accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

***Internal Control Over Financial Reporting***

(a) ***Management's Annual Report on Internal Control Over Financial Reporting***

In accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Commission's Regulation S-K, the report of management on the Company's internal control over financial reporting is set forth immediately preceding the Company's financial statements included in this Annual Report on Form 10-K.

(b) ***Report of the Registrant's Independent Registered Public Accounting Firm***

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

(c) ***Changes in Internal Control Over Financial Reporting***

In accordance with Rule 13a-15(d) under the Securities Exchange Act of 1934, management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, determined that there was no change in the Company's internal control over financial reporting that occurred during the fourth quarter ended December 31, 2007, that has materially effected, or is reasonably likely to materially effect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION.

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item regarding directors is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report. Information regarding our executive officers is set forth under Item 4A of this Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

### (a) Financial Statements and Financial Statement Schedule:

#### (1) Financial Statements:

Hanger Orthopedic Group, Inc.

Management's Annual Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2007 and 2006

Consolidated Statements of Operations for the Three Years Ended December 31, 2007

Consolidated Statements of Changes in Shareholders' Equity for the Three Years Ended December 31, 2007

Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2007

Notes to Consolidated Financial Statements

#### (2) Financial Statements Schedule:

Schedule II - Valuation and Qualifying Accounts

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

**(3) <u>Exhibits</u>:**

See Part (b) of this Item 15.

(b) Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

| Exhibit No. | Document |
|---|---|
| 3(a) | Certificate of Incorporation, as amended, of the Registrant. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988). |
| 3(b) | Certificate of Amendment of the Registrant's Certificate of Incorporation (which, among other things, changed the Registrant's corporate name from Sequel Corporation to Hanger Orthopedic Group, Inc.), as filed on August 11, 1989 with the Office of the Secretary of State of Delaware. (Incorporated herein by reference to Exhibit 3(b) to the Registrant's Current Report on Form 8-K dated February 13, 1990). |
| 3(c) | Certificate of Agreement of Merger of Sequel Corporation and Delaware Sequel Corporation. (Incorporated herein by reference to Exhibit 3.1(a) to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1988). |
| 3(d) | Certificate of Ownership and Merger of Hanger Acquisition Corporation and J. E. Hanger, Inc. as filed with the Office of the Secretary of the State of Delaware on April 11, 1989. (Incorporated herein by reference to Exhibit 2(f) to the Registrant's Current Report on Form 8-K dated May 15, 1989). |
| 3(e) | Certificate of Designation, Preferences and Rights of Preferred Stock of the Registrant as filed on February 12, 1990 with the Office of the Secretary of State of Delaware. (Incorporated herein by reference to Exhibit 3(a) to the Registrant's Current Report on Form 8-K dated February 13, 1990). |
| 3(f) | Certificate of Amendment to Certificate of Incorporation of the Registrant, as filed with the Secretary of State of Delaware on September 16, 1999. (Incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999). |
| 3(g) | Certificate of Designation, Rights and Preferences of 7% Redeemable Preferred Stock as filed with the Office of the Secretary of State of Delaware on June 28, 1999. (Incorporated herein by reference to Exhibit 2(b) to the Registrant's Current Report on Form 8-K dated July 1, 1999). |

* Management contract or compensatory plan

3(h) Certificate of Elimination of Class A, B, C, D, E and F Preferred Stock of the Registrant as filed with the Office of the Secretary of State of Delaware on June 18, 1999. (Incorporated herein by reference to Exhibit 2(c) to the Registrant's Current Report on Form 8-K dated July 1, 1999).

3(i) By-Laws of the Registrant, as amended. (Incorporated herein by reference to Exhibit 3 to the Registrant's Current Report on Form 8-K dated May 15, 1989).

3(j) Certificate of Designations of Series A Convertible Preferred Stock as filed by the Registrant with the Delaware Secretary of State on May 26, 2006 (Incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).

10(a) 1991 Stock Option Plan of the Registrant, as amended through September 16, 1999. (Incorporated herein by reference to Exhibit 4(a) to the Registrant's Proxy Statement, dated July 28, 1999, relating to the Registrant's Annual Meeting of Stockholders held on September 8, 1999).*

10(b) 1993 Non-Employee Directors Stock Option Plan of the Registrant. (Incorporated herein by reference to Exhibit 4(b) to the Registrant's Registration Statement on Form S-8 (File No. 33-63191)).*

10(c) Asset Purchase Agreement, dated as of March 26, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Acor Orthopedic, Inc., and Jeff Alaimo, Greg Alaimo and Mead Alaimo. (Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Registrant on April 15, 1997).

10(d) Asset Purchase Agreement, dated as of May 8, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Fort Walton Orthopedic, Inc., Mobile Limb and Brace, Inc. and Frank Deckert, Ronald Deckert, Thomas Deckert, Robert Deckert and Charles Lee. (Incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Registrant on June 5, 1997).

10(e) Asset Purchase Agreement, dated as of November 3, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Morgan Prosthetic-Orthotics, Inc. and Dan Morgan. (Incorporated herein by reference to Exhibit 10(v) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

10(f) Asset Purchase Agreement, dated as of December 23, 1997, by and between Hanger Prosthetics & Orthotics, Inc., Harshberger Prosthetic & Orthotic Center, Inc., Harshberger Prosthetic & Orthotic Center of Mobile, Inc., Harshberger Prosthetic & Orthotic Center of Florence, Inc., FAB-CAM, Inc. and Jerald J. Harshberger. (Incorporated herein by reference to Exhibit 10(w) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997).

* Management contract or compensatory plan

10(g) Stock Purchase Agreement, dated as of April 2, 1999, by and among NovaCare, Inc., NC Resources, Inc., the Registrant and HPO Acquisition Corporation, Amendment No. 1 thereto, dated as of May 19, 1999, and Amendment No. 2 thereto, dated as of June 30, 1999. (Incorporated herein by reference to Exhibit 2(a) to the Registrant's Current Report on Form 8-K dated July 15, 1999.)

10(h) Amended and Restated 2002 Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 1 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007).*

10(i) Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 2 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007).*

10(j) Master Amendment, dated as of October 9, 2004, between the Registrant, Seattle Systems, Inc.(formerly known as USMC Corp., the successor in interest to United States Manufacturing Company, LLC, and which merged with and into OPMC Acquisition Corp. on December 26, 2001), Southern Prosthetic Supply, Inc., and DOBI-Symplex, Inc. (formerly known as Seattle Orthopedic Group, Inc.) (Incorporated herein by reference to Exhibit 10(ee) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004).

10(k) Third Amendment to Amended and Restated Credit Agreement and Waiver, dated as of September 2, 2004, among the Registrant, the lenders' signatory thereto and General Electric Capital Corporation, as Administrative Agent. (Incorporated herein by reference to Exhibit 10 to the Registrant's Form 8-K dated September 2, 2004).

10(l) Form of Stock Option Agreement (Non-Executive Employees), Stock Option Agreement (Executive Employees), Restricted Stock Agreement (Non-Executive Employees) and Restricted Stock Agreement (Executive Employees). (Incorporated herein by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to the Registrant's Current Report on Form 8-K filed on February 24, 2005).

10(m) Supplemental Executive Retirement Plan, dated January 1, 2005 (Incorporated herein by reference to Exhibit 10(dd) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).*

10(n) Fourth Amendment to Amended and Restated Credit Agreement, dated as of August 26, 2005, among the Registrant, the lenders' signatory thereto and General Electric Capital Corporation, as Administrative Agent. (Incorporated herein by reference to Exhibit 10 to the Registrant's Form 8-K filed on August 30, 2005).

* Management contract or compensatory plan

10(o) Employment and Non-Compete Agreement, commencing as of April 1, 2006, between the Registrant and John Rush, M.D. (Incorporated herein by reference to Exhibit 10(ff) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2005).*

10(p) Second Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Richmond L. Taylor and the Registrant. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).*

10(q) Second Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between George E. McHenry and the Registrant. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).*

10(r) Purchase Agreement, dated as of May 23, 2006, between the Registrant and the Initial Purchasers named in Schedule I thereto relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).

10(s) Indenture, dated as of May 26, 2006, among the Registrant, the Registrant's subsidiaries signatory thereto and Wilmington Trust Company, as trustee, relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).

10(t) Registration Rights Agreement, dated as of May 26, 2006, among the Registrant, the Registrant's subsidiaries signatory thereto and the initial purchasers named therein relating to the Registrant's 10 1/4% Senior Notes due 2014. (Incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant on May 30, 2006).

10(u) Amended and Restated Preferred Stock Purchase Agreement, dated as of May 25, 2006, by and among the Registrant, Ares Corporate Opportunities Fund, L.P. and the Initial Purchasers identified therein. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10(v) Registration Rights Agreement, dated as of May 26, 2006, among the Registrant and Ares Corporate Opportunities Fund, L.P. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

10(w) Letter Agreements, dated May 26, 2006, between the Registrant and Ares Corporate Opportunities Fund, L.P. regarding board and management rights. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

* Management contract or compensatory plan

| | |
|---|---|
| 10(x) | Credit Agreement, dated as of May 26, 2006, among the Registrant, the Several Lenders identified therein, Lehman Brothers Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Book-Runners, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, and LaSalle Bank National Association and General Electric Capital Corporation, as Co-Documentation Agents. (Incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10(y) | Guarantee and Collateral Agreement, dated as of May 26, 2006, made by the Registrant, as Borrower, and certain of its subsidiaries, in favor of Citicorp North America, Inc., as Administrative Agent. (Incorporated herein by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10(z) | Amended and Restated Employment and Non-Compete Agreement, dated as of January 1, 2003, between the Registrant and Ron May. (Incorporated herein by reference to Exhibit 10(z) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006).* |
| 10(aa) | Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Ivan R. Sabel and the Company. (Incorporated herein by reference to Exhibit 10(aa) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006).* |
| 10(bb) | Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Thomas F. Kirk and the Company. (Incorporated herein by reference to Exhibit 10(bb) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006).* |
| 10(cc) | First Amendment to Credit Agreement, by and among the Registrant, the Lenders party thereto and Citicorp North America, Inc., dated as of March 12, 2007. (Incorporated herein by reference to Exhibit 10(cc) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006). |
| 10(dd) | Fourth Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between and Ivan R. Sabel and the Registrant. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).* |
| 10(ee) | Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between George E. McHenry and the Registrant. (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).* |

* Management contract or compensatory plan

10(ff) Fourth Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Thomas F. Kirk and the Registrant. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).*

10(gg) Third Amended and Restated Employment Agreement, effective as of January 1, 2005, by and between Richmond L. Taylor and the Registrant. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007).*

10(hh) Second Amended and Restated Employment Agreement, effective as of September 13, 2007, by and between Ronald N. May and the Registrant. (Incorporated herein by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Registrant on November 13, 2007).*

10(ii) Amendment to Fourth Amended and Restated Employment Agreement, dated as of February 5, 2008, by and between Ivan R. Sabel and the Registrant. (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on February 6, 2008).*

10(jj) Amendment to Fourth Amended and Restated Employment Agreement, dated as of February 5, 2008, by and between Thomas F. Kirk and the Registrant. (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on February 6, 2008).*

* Management contract or compensatory plan

21 List of Subsidiaries of the Registrant. (Filed herewith).

23.1 Consent of PricewaterhouseCoopers LLP. (Filed herewith).

31.1 Written Statement of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

31.2 Written Statement of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith).

32 Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Furnished herewith).

* Management contract or compensatory plan

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANGER ORTHOPEDIC GROUP, INC.

Dated: February 27, 2008 By: /s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Dated: February 27, 2008 /s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: February 27, 2008 /s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

Dated: February 27, 2008 /s/ Thomas C. Hofmeister
Thomas C. Hofmeister
Vice President of Finance
(Chief Accounting Officer)

Dated: February 27, 2008 /s/ Thomas F. Kirk
Thomas F. Kirk
President, Chief Operating Officer
and Director

Dated: February 27, 2008 /s/ Edmond E. Charrette, M.D.
Edmond E. Charrette, M.D.
Director

Dated: February 27, 2008 /s/ Thomas P. Cooper, M.D.
Thomas P. Cooper, M.D.
Director

Dated: February 27, 2008

/s/ Cynthia L. Feldmann
Cynthia L. Feldmann
Director

Dated: February 27, 2008

/s/ Eric Green
Eric Green
Director

Dated: February 27, 2008

/s/ Isaac Kaufman
Isaac Kaufman
Director

Dated: February 27, 2008

/s/ H.E. Thranhardt
H.E. Thranhardt, CPO
Director

Dated: February 27, 2008

/s/ Bennett Rosenthal
Bennett Rosenthal
Director

# INDEX TO FINANCIAL STATEMENTS

**<u>Hanger Orthopedic Group, Inc.</u>**



**<u>Financial Statement Schedule</u>**

## Management's Annual Report on Internal Control Over Financial Reporting

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Securities and Exchange Commission's Regulation S-K, the annual report of management of Hanger Orthopedic Group, Inc. (the "Company") on the Company's internal control over financial reporting.

1. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

2. Management of the Company, in accordance with Rule 13a-15(c) under the Securities Exchange Act of 1934 and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The framework on which management's evaluation of the Company's internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 1992 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that the Company's internal control over financial reporting, as of December 31, 2007, was effective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2007and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing on page F-1. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note B to the consolidated financial statements, the Company has changed the way it has accounted for stock based compensation effective January 1, 2006 and the manner in which it accounts for uncertainty in income taxes effective January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, Virginia
February 21, 2008

# HANGER ORTHOPEDIC GROUP, INC.
## CONSOLIDATED BALANCE SHEETS
**(Dollars in thousands, except share and per share amounts)**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 26,938 | $ 23,139 |
| Short-term investments | 7,500 | - |
| Accounts receivable, less allowance for doubtful accounts of $3,965 and $3,369 in 2007 and 2006, respectively | 99,117 | 99,403 |
| Inventories | 82,228 | 75,803 |
| Prepaid expenses, other current assets and income taxes receivable | 10,747 | 3,805 |
| Deferred income taxes | 8,571 | 7,962 |
| Total current assets | 235,101 | 215,112 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 975 | 1,065 |
| Buildings | 4,881 | 5,287 |
| Furniture and fixtures | 12,747 | 12,283 |
| Machinery and equipment | 31,093 | 26,323 |
| Leasehold improvements | 41,520 | 33,811 |
| Computer and software | 56,231 | 49,750 |
| Total property, plant and equipment, gross | 147,447 | 128,519 |
| Less accumulated depreciation and amortization | 100,133 | 86,225 |
| Total property, plant and equipment, net | 47,314 | 42,294 |
| **INTANGIBLE ASSETS** | | |
| Excess cost over net assets acquired | 459,562 | 446,371 |
| Patents and other intangible assets, $ 12,246 and $9,641 in 2007 and 2006 respectively, less accumulated amortization of $7,647 and $6,706 in 2007 and 2006, respectively | 4,599 | 2,935 |
| Total intangible assets, net | 464,161 | 449,306 |
| **OTHER ASSETS** | | |
| Debt issuance costs, net | 9,304 | 10,853 |
| Other assets | 3,803 | 1,557 |
| Total other assets | 13,107 | 12,410 |
| **TOTAL ASSETS** | $ 759,683 | $ 719,122 |

**The accompanying notes are an integral part of the consolidated financial statements.**

# HANGER ORTHOPEDIC GROUP, INC.
## CONSOLIDATED BALANCE SHEETS
**(Dollars in thousands, except share and per share amounts)**

| | December 31, 2007 | December 31, 2006 |
|---|---|---|
| **LIABILITIES, PREFERRED STOCK, AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Current portion of long-term debt | $ 5,691 | $ 5,386 |
| Accounts payable | 17,257 | 19,093 |
| Accrued expenses | 11,316 | 10,862 |
| Accrued interest payable | 1,937 | 1,803 |
| Accrued compensation related costs | 33,106 | 20,760 |
| Total current liabilities | 69,307 | 57,904 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt, less current portion | 405,201 | 405,238 |
| Deferred income taxes | 30,574 | 30,741 |
| Other liabilities | 16,409 | 9,908 |
| Total liabilities | 521,491 | 503,791 |
| **COMMITMENTS AND CONTINGENCIES (Note H)** | | |
| **PREFERRED STOCK** | | |
| Series A Convertible Preferred stock, liquidation preference of $1,000 per share, 50,000 shares authorized, issued and outstanding | 47,654 | 47,654 |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, $.01 par value; 60,000,000 shares authorized, 24,432,518 shares and 22,377,551 shares issued and outstanding in 2007 and 2006, respectively | 244 | 224 |
| Additional paid-in capital | 161,955 | 156,480 |
| Retained earnings | 28,995 | 11,629 |
| | 191,194 | 168,333 |
| Treasury stock at cost (141,154 shares) | (656) | (656) |
| Total shareholders' equity | 190,538 | 167,677 |
| **TOTAL LIABILITIES, PREFERRED STOCK, AND SHAREHOLDERS' EQUITY** | $ 759,683 | $ 719,122 |

**The accompanying notes are an integral part of the consolidated financial statements.**

# HANGER ORTHOPEDIC GROUP, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
**For the Years Ended December 31,**
**(Dollars in thousands, except share and per share amounts)**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net sales | $ 637,350 | $ 598,766 | $ 578,241 |
| Cost of goods sold (exclusive of depreciation and amortization) | 307,952 | 300,065 | 283,591 |
| Selling, general and administrative | 245,542 | 221,592 | 219,454 |
| Depreciation and amortization | 15,876 | 14,670 | 13,920 |
| Income from operations | 67,980 | 62,439 | 61,276 |
| Interest expense | 36,987 | 38,643 | 37,141 |
| Extinguishment of debt | - | 16,953 | - |
| Income before taxes | 30,993 | 6,843 | 24,135 |
| Provision for income taxes | 11,726 | 3,409 | 6,382 |
| Net income | 19,267 | 3,434 | 17,753 |
| Preferred stock dividend and accretion-7% Redeemable Preferred Stock | - | 2,751 | 5,892 |
| Preferred stock dividend-Series A Convertible Preferred Stock | 1,665 | 999 | - |
| Accretion of beneficial conversion feature | - | 3,768 | - |
| Net income (loss) applicable to common stock | $ 17,602 | $ (4,084) | $ 11,861 |
| Basic Per Common Share Data | | | |
| Net income (loss) | $ 0.78 | $ (0.19) | $ 0.55 |
| Shares used to compute basic per common share amounts | 22,475,513 | 21,981,026 | 21,694,807 |
| Diluted Per Common Share Data | | | |
| Net income (loss) | $ 0.64 | $ (0.19) | $ 0.53 |
| Shares used to compute diluted per common share amounts | 30,257,021 | 21,981,026 | 22,232,453 |

**The accompanying notes are an integral part of the consolidated financial statements.**

## HANGER ORTHOPEDIC GROUP, INC.
## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
### For the Three Years Ended December 31, 2007
*(In thousands)*

| | Common Shares | Common Stock | Additional Paid in Capital | Unearned Compensation | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2004 | 21,767 | $ 218 | $ 154,434 | $ (1,980) | $ - | $ (656) | $ 152,016 |
| Preferred dividends declared | - | - | (84) | - | (5,761) | - | (5,845) |
| Accretion of Redeemable Convertible Preferred Stock | - | - | - | - | (47) | - | (47) |
| Net income | - | - | - | - | 17,753 | - | 17,753 |
| Issuance of Common Stock in connection with the exercise of stock options | 158 | 1 | 394 | - | - | - | 395 |
| Issuance of restricted stock | 340 | 3 | 2,112 | (2,115) | - | - | - |
| Forfeiture of restricted stock | (37) | - | (348) | 348 | - | - | - |
| Compensation expense associated with restricted stock | - | - | - | 1,137 | - | - | 1,137 |
| Adjustment to compensation expense related to restricted stock | - | - | 5 | (5) | - | - | - |
| Tax benefit associated with vesting of restricted stock | - | - | (167) | - | - | - | (167) |
| Balance, December 31, 2005 | 22,228 | $ 222 | $ 156,346 | $ (2,615) | $ 11,945 | $ (656) | $ 165,242 |
| Preferred dividends declared | - | - | - | - | (3,730) | - | (3,730) |
| Accretion of Redeemable Convertible Preferred Stock | - | - | - | - | (20) | - | (20) |
| Net income | - | - | - | - | 3,434 | - | 3,434 |
| Issuance of Common Stock in connection with the exercise of stock options | 160 | 2 | 586 | - | - | - | 588 |
| Adoption of FAS123R | - | - | (2,615) | 2,615 | - | - | - |
| Forfeiture of restricted stock | (10) | - | - | - | - | - | - |
| Preferred Stock beneficial conversion feature - Series A | - | - | - | - | (3,768) | - | (3,768) |
| Accretion of preferred stock beneficial conversion feature | - | - | - | - | 3,768 | - | 3,768 |
| Compensation expense associated with stock options | - | - | 100 | - | - | - | 100 |
| Compensation expense associated with restricted stock | - | - | 2,063 | - | - | - | 2,063 |
| Balance, December 31, 2006 | 22,378 | $ 224 | $ 156,480 | $ - | $ 11,629 | $ (656) | $ 167,677 |
| Preferred dividends declared | - | - | - | - | (1,665) | - | (1,665) |
| Net income | - | - | - | - | 19,267 | - | 19,267 |
| Issuance of Common Stock in connection with the exercise of stock options | 399 | 4 | 1,621 | - | - | - | 1,625 |
| Issuance of restricted stock | 1,686 | 17 | (17) | - | - | - | - |
| Forfeiture of restricted stock | (30) | (1) | 1 | - | - | - | - |
| Adoption of FIN 48 | - | - | - | - | (236) | - | (236) |
| Compensation expense associated with stock options | - | - | 38 | - | - | - | 38 |
| Compensation expense associated with restricted stock | - | - | 3,295 | - | - | - | 3,295 |
| Tax benefit associated with vesting of restricted stock | - | - | 537 | - | - | - | 537 |
| Balance, December 31, 2007 | 24,433 | $ 244 | $ 161,955 | $ - | $ 28,995 | $ (656) | $ 190,538 |

**The accompanying notes are an integral part of the consolidated financial statements.**

**HANGER ORTHOPEDIC GROUP, INC.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**For the Years Ended December 31,**
**(Dollars in thousands)**

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 19,267 | $ 3,434 | $ 17,753 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Extinguishment of debt | - | 16,953 | - |
| Tender premium related to extinguishment of debt | - | (11,866) | - |
| Gain on disposal of assets | 255 | (15) | (116) |
| Provision for bad debt | 15,774 | 16,174 | 19,887 |
| Provision for deferred income taxes | 1,508 | (985) | (1,818) |
| Depreciation and amortization | 15,877 | 14,670 | 13,920 |
| Amortization of debt issuance costs | 1,813 | 2,010 | 2,495 |
| Compensation expense on stock options and restricted stock | 3,332 | 2,163 | 1,137 |
| Amortization of terminated interest rate swaps | - | (207) | (507) |
| Changes in assets and liabilities, net of effects of acquired companies: | | | |
| Accounts receivable | (13,519) | (12,378) | (13,896) |
| Inventories | (5,569) | 1,047 | (8,646) |
| Prepaid expenses, other current assets, and income taxes receivable | (3,226) | (2,408) | (598) |
| Other assets | (114) | (37) | (105) |
| Accounts payable | (2,451) | (508) | 1,514 |
| Accrued expenses, accrued interest payable, and income taxes payable | (65) | (6,473) | 1,164 |
| Accrued compensation related costs | 12,346 | (914) | (8,840) |
| Other liabilities | 6,459 | 3,377 | 2,397 |
| Net cash provided by operating activities | 51,687 | 24,037 | 25,741 |
| Cash flows from investing activities: | | | |
| Purchase of property, plant and equipment (net of acquisitions) | (20,129) | (12,827) | (8,759) |
| Acquisitions and contingent considerations (net of cash acquired) | (14,833) | (693) | (2,792) |
| Purchase of short-term investments | (7,500) | - | - |
| Proceeds from sale of property, plant and equipment | 366 | 308 | 304 |
| Net cash used in investing activities | (42,096) | (13,212) | (11,247) |
| Cash flows from financing activities: | | | |
| Borrowings under revolving credit agreement | - | 21,000 | 52,000 |
| Repayments under revolving credit agreement | - | (26,000) | (62,000) |
| Repayment of term loan | (2,301) | (147,774) | (1,500) |
| Repayment of senior notes | - | (200,000) | - |
| Repayment of senior subordinated debt | - | (15,562) | - |
| Repurchase of 7% Redeemable Convertible Preferred Stock | - | (64,693) | - |
| Proceeds from new term loan facility | - | 230,000 | - |
| Proceeds from senior note issuance | - | 175,000 | - |
| Proceeds from issuance of Series A Convertible Preferred Stock | - | 50,000 | - |
| Scheduled repayment of long-term debt | (3,186) | (2,966) | (3,158) |
| Increase in debt issue costs | (265) | (13,534) | (1,329) |
| Proceeds from issuance of Common Stock | 1,625 | 588 | 396 |
| Change in book overdraft | - | (667) | 667 |
| Series A Convertible Preferred Stock dividend payment | (1,665) | (999) | - |
| Net cash provided by (used in) financing activities | (5,792) | 4,393 | (14,924) |
| Increase (Decrease) in cash and cash equivalents | 3,799 | 15,218 | (430) |
| Cash and cash equivalents, at beginning of year | 23,139 | 7,921 | 8,351 |
| Cash and cash equivalents, at end of year | $ 26,938 | $ 23,139 | $ 7,921 |

**The accompanying notes are an integral part of the consolidated financial statements.**

## HANGER ORTHOPEDIC GROUP, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE A - THE COMPANY

Hanger Orthopedic Group, Inc. is the nation's largest owner and operator of orthotic & prosthetic ("O&P") patient-care centers. In addition to providing patient care services through its operating subsidiaries, the Company also is the largest distributor of branded and private label O&P devices and components in the United States. Hanger's subsidiary, Hanger Prosthetics & Orthotics, Inc., formerly known as J.E. Hanger, Inc., was founded in 1861 by a Civil War amputee and is the oldest company in the O&P industry in the United States of America. The Company also create products, through its wholly-owned subsidiary Innovative Neurotronics, Inc. ("IN, Inc."), for sale in our patient-care centers and through a sales force, to patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), develops programs to manage all aspects of O&P patient care for large private payors.

### NOTE B - SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of Federal Deposit Insurance Corporation limits.

*Short Term Investments*

We account for our short-term investments in accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*". Our investments are classified as cash equivalents if the original maturity, from the date of purchase, is ninety days or less, and as short-term investments if the original maturity, from the date of purchase, is in excess of ninety days since we intend to convert them into cash as necessary to meet our liquidity requirements. At December 31, 2007, our short-term investments consist of two auction rate securities ("ARS") with a credit rating of either AA or AAA. ARS are securities that are structured with short-term interest rate reset dates which generally occur every 28 days and are linked to LIBOR. At the reset date, investors can sell or continue to hold the securities at par. One of the two ARS investments, with a carrying value of $2.5 million, failed auction due to sell orders exceeding buy

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Short Term Investments (continued)*

orders. The funds associated with the security for which auctions have failed will not be accessible until a successful auction occurs, a buyer is found outside of the auction process, the issuer refinances the underlying debt, or the underlying security matures. The other ARS investment, with a carrying value of $5.0 million, has not failed any auction to date. The Company's ARS are reported at fair value and the Company has not incurred any significant unrealized loss related to these securities during 2007.

*Credit Risk*

The Company primarily provides customized O&P devices throughout the United States of America and is reimbursed by the patients' third-party insurers or governmentally funded health insurance programs. The Company performs ongoing credit evaluations of its distribution customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon the financial stability of the insurers of the Company's customers and future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

*Inventories*

Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. For its patient-care centers segment, the Company calculates cost of goods sold in accordance with the gross profit method for all reporting periods. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors affecting cost of goods sold during the current reporting periods, such as a change in the sales mix or changes in the trend of purchases. Cost of goods sold during the interim periods is reconciled and adjusted when the annual physical inventory is taken. The Company treats these adjustments as changes in accounting estimates. The Company recorded a $4.2 million increase to inventory and a $4.4 million decrease to inventory in conjunction with our physical inventory during fiscal years 2007 and 2006, respectively. During the fourth quarter of 2005, a book-to-physical inventory adjustment was not required. For its distribution segment, a perpetual inventory is maintained. Management adjusts the reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling activities are reported as part of cost of goods sold.

*Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of the future lease payments. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Statements of Operations. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Property, Plant and Equipment (continued)*

| | |
|---|---|
| Furniture and fixtures | 5 years |
| Machinery and equipment | 5 years |
| Computers and software | 5 years |
| Buildings | 10 to 40 years |
| Assets under capital leases | Shorter of asset life or term of lease |
| Leasehold improvements | Shorter of asset life or term of lease |

Depreciation expense related to property, plant and equipment was approximately $14.9 million, $13.8 million, and $13.1 million for the years ended December 31, 2007, 2006, and 2005, respectively.

In accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes internally developed computer software costs incurred during the application development stage. At December 31, 2007 and 2006, computers and software included capitalized computer software currently under development of $1.2 million and $1.7 million, respectively.

*Goodwill and Other Intangible Assets*

Statement of Financial Accounting Standard ("SFAS") 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead be tested for impairment at least annually (the Company has selected October 1st as its annual test date). The Company evaluated its intangible assets, other than goodwill, and determined that all such assets have determinable lives. Refer to Note D for further discussion.

Non-compete agreements are recorded based on agreements entered into by the Company and are amortized, using the straight-line method, over their estimated useful lives ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that may warrant revised estimates of useful lives or that indicate that impairment had occurred.

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2007, 2006, and 2005, was $0.9 million, $0.8 million, and $0.9 million, respectively. Estimated aggregate amortization expense for definite-lived intangible assets for each of the five years ending December 31, 2012 and thereafter is as follows:

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Goodwill and Other Intangible Assets (continued)*

| *(In thousands)* | |
|---|---|
| 2008 | 1,943 |
| 2009 | 1,920 |
| 2010 | 1,589 |
| 2011 | 1,152 |
| 2012 | 1,152 |
| Thereafter | 1,671 |
| | $ 9,427 |
| | |

*Debt Issuance Costs*

Debt issuance costs incurred in connection with the Company's long-term debt are amortized, on a straight-line basis, which is not materially different from the effective interest method, through the maturity of the related debt instrument. Amortization of these costs is included in Interest Expense in the Consolidated Statements of Operations.

*Long-Lived Asset Impairment*

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset is considered impaired when the undiscounted cash flow value is less than the asset's carrying value. The Company measures impairment as the amount by which the carrying value exceeds the fair market value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. There are no long-lived asset impairments for the year ended December 31, 2007.

*Derivatives*

From time to time, the Company uses derivative financial instruments for the purpose of hedging interest rate exposures that exist as part of ongoing business operations. The Company's derivative financial instruments were designated as and qualified as fair value hedges. The Company's policy requires that the Company formally document all relationships between hedging instruments and hedged items, as well as the Company's risk management objective and strategy for undertaking various hedging transactions. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. There were no derivatives in place at December 31, 2007.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Supplemental Executive Retirement Plan*

Expense and liability balances associated with the Company's Supplemental Executive Retirement Plan are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Refer to Note L for further discussion.

*Fair Value of Financial Instruments*

The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding the Senior Notes, approximates fair value based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, at December 31, 2007, was $182 million, as compared to the carrying value of $175 million at that date. The fair values of the Senior Notes were based on quoted market prices at December 31, 2007.

*Revenue Recognition*

Revenues on the sale of orthotic and prosthetic devices and associated services to patients are recorded when the device is accepted by the patient, provided that (i) delivery has occurred or services have been rendered; (ii) persuasive evidence of an arrangement exists; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured. Revenues on the sale of orthotic and prosthetic devices to customers by the distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Deferred revenue represents prepaid tuition and fees received from students enrolled in our practitioner education program. Revenue at the patient-care centers segment is recorded net of all governmental adjustments, contractual adjustments and discounts. A systematic process is employed to ensure that sales are recorded at net realizable value and that any required adjustments are recorded on a timely basis. The contracting module of the Company's centralized, computerized billing system is designed to record revenue at net realizable value based on the Company's contract with the patient's insurance company. Updated billing information is received periodically from payors and is uploaded into the Company's centralized contract module and then disseminated, electronically, to all patient-care centers.

Disallowed sales generally relate to billings to payors with whom the Company does not have a formal contract. In these situations the Company records the sale at usual and customary rates and simultaneously recognizes a disallowed sale to reduce the sale to net value, based on its historical experience with the payor in question. Disallowed sales may also result if the payor rejects or adjusts certain billing codes. Billing codes are frequently updated. As soon as updates are received, the Company reflects the change in its centralized billing system.

As part of the Company's preauthorization process with payors, it validates its ability to bill the payor, if applicable, for the service provided before the delivery of the device. Subsequent to billing for devices and services, there may be problems with pre-authorization or with other insurance coverage issues with payors. If there has been a lapse in coverage, the patient is

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Revenue Recognition (continued)*

financially responsible for the charges related to the devices and services received. If the Company is unable to collect from the patient, a bad debt expense is recognized. Occasionally, a portion of a bill is rejected by a payor due to a coding error on the Company's part and the Company is prevented from pursuing payment from the patient due to the terms of its contract with the insurance company. The Company appeals these types of decisions and is generally successful. This activity is factored into the Company's methodology of determining the estimate for the allowance for doubtful accounts. The Company recognizes, as reduction of sales, a disallowed sale for any claims that it believes will not be recovered and adjusts future estimates accordingly.

Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectibility. In addition to the actual bad debt expense recognized during collection activities, the Company estimates the amount of potential bad debt expense that may occur in the future. This estimate is based upon historical experience as well as a review of the receivable balances.

On a quarterly basis, the Company evaluates cash collections, accounts receivable balances and write-off activity to assess the adequacy of the allowance for doubtful accounts. Additionally, a company-wide evaluation of collectibility of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, the Company may outsource the collection of such accounts to outsourced agencies after internal collection efforts are exhausted. In the cases when valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

*Repairs and Maintenance*

Repairs and maintenance costs are expensed as incurred. During the years ended December 31, 2007, 2006, and 2005 the Company incurred $1.7 million, $1.2 million, and $1.2 million, respectively, in repair and maintenance costs.

*Marketing*

Marketing costs, including advertising, are expensed as incurred. The Company incurred $4.6 million, $3.8 million, and $4.1 million in marketing costs during the years ended December 31, 2007, 2006, and 2005, respectively.

*Income Taxes*

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"("FIN 48"), on January 1, 2007. As a result of adoption, the Company recognized a decrease of approximately $0.2 million to the

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Income Taxes (continued)*

January 1, 2007 retained earnings balance. The Company recognizes interest accrued and penalties related to unrecognized tax benefits as a component of income tax expense. The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes a valuation allowance on the deferred tax assets if it is more likely than not that the assets will be realized in future years.

*Stock-Based Compensation*

General

The Company issues options and restricted shares of common stock under two active share-based compensation plans, one for employees and the other for the Board of Directors. At December 31, 2007, 4.7 million shares of common stock are authorized for issuance under the Company's share-based compensation plans. Shares of common stock issued under the share-based compensation plans are released from the Company's authorized shares. Stock option and restricted share awards are granted at the fair market value of the Company's common stock on the date immediately preceding the date of grant. Stock option awards vest over a period determined by the compensation plan, ranging from one to three years, and generally have a maximum term of ten years. Restricted shares of common stock vest over a period of time determined by the compensation plan, ranging from one to four years.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") 123R, *Share-Based Payment* ("SFAS 123R"), which require companies to measure and recognize compensation expense for all share-based payments at fair value. SFAS 123R eliminates the ability to account for share-based compensation transactions under APB Opinion 25, *Accounting for Stock Issued to Employees* ("APB 25") and requires that such transactions be accounted for using the fair-value-based methods.

Prior to January 1, 2006, the Company accounted for stock-based awards under the measurement and recognition provisions of APB 25. Under APB 25, stock options granted at the fair market value of the underlying stock required no recognition of compensation cost. However, the Company disclosed the pro-forma effect on net income of recognizing compensation cost, as required by SFAS 123 and SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.*

Given the Company's recent trend of compensating certain of its employees with restricted shares of common stock instead of options, and in anticipation of the implementation of SFAS 123R, during the second quarter 2005 the Company accelerated the vesting of 1.2 million non-director stock options which had a grant price in excess of the market value of the underlying common stock. These options had grant prices ranging from $6.02 to $16.81 and vesting periods through January 3, 2009. The compensation expense related to this acceleration was $3.3 million which was reflected, net of tax, in the 2005 pro-forma net income calculation.

**NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Stock-Based Compensation (continued)*

The Company adopted SFAS 123R using the modified prospective method allowed for in SFAS 123R. Under the modified prospective method, compensation expense related to awards granted prior to and unvested as of the adoption of SFAS 123R is calculated in accordance with SFAS 123, *Accounting for Stock-Based Compensation* ("SFAS 123") and recognized in the statements of operations over the requisite remaining service period; compensation expense for all awards granted after the adoption of SFAS 123R is calculated according to the provision of SFAS 123R. Results for prior periods have not been restated. For the year ended December 31, 2007 and 2006, the Company recognized $3.3 million and $2.2 million in compensation expense, of which approximately $0.1 million and $0.1 million related to options. The Company calculates the fair value of stock options using the Black-Scholes model. The total value of the stock option awards is expensed ratably over the requisite service period of the employees receiving the awards.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3 *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*, or FSP FAS 123(R)-3. In accordance with FSP FAS 123(R)-3, entities can choose to follow either the transitional guidance of SFAS 123(R) or the alternative transition method described in FSP FAS 123(R)-3. During the fourth quarter of 2006, we elected to adopt the alternative transition method for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool, or APIC pool, related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee-stock based compensation awards that are outstanding upon adoption of SFAS 123(R). Electing the alternative transition method constitutes a change in accounting principle, which requires retrospective application to prior period financial statements

The retrospective application to prior period financial statements had the effect of changing the amounts of cash flows from operations and from financing from those previously reported in our Form 10-Q filings. The changes to the amounts reported in the Forms 10-Q for the quarters ending March 31, 2006, and September 30, 2006, were not material.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Stock-Based Compensation (continued)*

The following table illustrates the effect on net income applicable to common stock and income per share if the Company had applied fair value recognition to stock-based employee compensation for all awards in the prior year periods:

| *(In thousands, except per share amounts)* | | **2005** |
|---|---|---|
| Net income applicable to common stock, as reported | $ | 11,861 |
| Add: restricted shares of common stock compensation expense, net of related tax effects, included in net income (loss) as reported | | 686 |
| Deduct: total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects | | (3,358) |
| Pro forma net income applicable to common stock | $ | 9,189 |
| Earnings per share: | | |
| Basic - as reported | $ | 0.55 |
| Basic - pro forma | | 0.42 |
| Diluted - as reported | | 0.53 |
| Diluted - pro forma | | 0.41 |

Additionally, upon adoption the Company eliminated the balance of Unearned Compensation, on the Consolidated Balance Sheets, to Additional Paid-in-Capital.

In the prior year periods, the fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

| | | **2005** |
|---|---|---|
| Expected term (years) | | 3.4 |
| Volatility factor | | 85.1 % |
| Risk free interest rate | | 4.1 % |
| Dividend yield | | 0 % |
| Fair value | $ | 4.15 |

The expected term of options is an average of the contractual terms and historical data. The expected stock price volatility is based on historical data of the Company's common stock performance. The risk-free interest rate is based on an average of the U.S. 5-year Treasury bill rate.

## NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*Segment Information*

The Company applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of the Company's reportable segments. The description of the Company's reportable segments and the disclosure of segment information are presented in Note P.

*New Accounting Standards*

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance on the application of fair value measurement objectives required in existing GAAP literature to ensure consistency and comparability. Additionally, SFAS 157 requires additional disclosures on the fair value measurements used. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to delay the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The Company's adoption of SFAS 157 will not have a material impact on our financial statements.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities Fair Value Measurements* ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of SFAS No. 159 will not have a material impact on our financial statements.

In December 2007, the FASB issued SFAS 141(R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) provides revised guidance to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) revises the accounting literature previously issued under SFAS 141, Business Combinations. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adopting SFAS No. 141(R) will have on our financial statements.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interest in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 revises ARB 51 accounting for non-controlling interests in subsidiaries. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adopting SFAS No. 160 will have on our financial statements.

## NOTE C - SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION

The supplemental disclosure requirements for the statements of cash flows are as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| *(In thousands)* | | | |
| Cash paid during the period for: | | | |
| Interest | $ 36,312 | $ 43,882 | $ 36,483 |
| Income taxes | 11,518 | 3,142 | 8,665 |
| | | | |
| Non-cash financing and investing activities: | | | |
| Preferred stock dividends declared and accretion | $ 1,665 | $ 3,750 | $ 5,892 |
| Accretion of preferred stock beneficial conversion feature -Series A | - | 3,768 | - |
| Issuance of notes in connection with acquisitions | 5,755 | 100 | 485 |
| Issuance of restricted shares of common stock | 14,630 | (81) | 1,773 |

## NOTE D - GOODWILL AND OTHER INTANGIBLE ASSETS

The Company completed its annual goodwill impairment analysis in October 2007, which did not result in an impairment. In completing the analysis, the Company determined that it had two reporting units with goodwill to be evaluated, which were the same as its reportable segments: (i) patient-care centers and (ii) distribution. The fair value of the Company's reporting units was primarily determined based on the income approach and considered the market and cost approach.

The activity related to goodwill for the two years ended December 31, 2007 is as follows:

| *(In thousands)* | Patient-Care Centers | Distribution | Total |
|---|---|---|---|
| Balance at December 31, 2005 | $ 417,596 | $ 28,383 | $ 445,979 |
| Additions due to acquisitions | 180 | - | 180 |
| Additions due to earn-outs | 212 | - | 212 |
| Balance at December 31, 2006 | $ 417,988 | $ 28,383 | $ 446,371 |
| Additions due to acquisitions | 2,819 | 10,005 | 12,824 |
| Additions due to earn-outs | 367 | - | 367 |
| Balance at December 31, 2007 | $ 421,174 | $ 38,388 | $ 459,562 |

## NOTE E - INVENTORY

Inventories, which are recorded at the lower of cost or market using the first-in, first-out method, were as follows at December 31:

| | 2007 | 2006 |
|---|---|---|
| *(In thousands)* | | |
| Raw materials | $ 30,482 | $ 29,032 |
| Work in process | 32,641 | 27,279 |
| Finished goods | 19,105 | 19,492 |
| | $ 82,228 | $ 75,803 |

## NOTE F - ACQUISITIONS

During 2007, 2006, and 2005, the Company acquired seven, two, and five orthotic and prosthetic companies and related businesses, respectively. In 2007, the Company also acquired certain assets of SureFit LLC, a manufacturer and distributor of custom footwear. The aggregate purchase price, excluding potential contingent consideration provisions, for 2007 acquisitions was $20.1 million, consisting of $14.3 million in cash, and $5.8 million in promissory notes. The aggregate purchase price, excluding potential contingent consideration provisions, for 2006 acquisitions was $0.3 million, consisting of $0.2 million in cash, $0.1 million in promissory notes, and $0.03 million in transaction costs. The aggregate purchase price, excluding potential contingent consideration provisions, for 2005 was $2.3 million, comprising of $1.5 million in cash, $0.5 million in promissory notes, and $0.3 million in transaction costs. The notes are payable over the next one to six years with interest rates ranging from 5.0% to 10.8%.

The Company accounts for its acquisitions using the purchase method of accounting. The results of operations for these acquisitions are included in the Company's results of operations from their date of acquisition. Pro forma results would not be materially different.

In connection with acquisitions, the Company occasionally agrees to make contingent consideration payments if cash collection targets are reached that verify the value of the target negotiated at acquisition. Contingent considerations are defined in the purchase agreement and are accrued based on the attainment of contingent consideration targets. In connection with these agreements, the Company paid $0.2 million in 2007, $0.4 million in 2006, and $0.9 million in 2005. The Company has accounted for these amounts as additional purchase price, resulting in an increase in excess cost over net assets acquired. The Company estimates that it may pay up to $6.1 million related to contingent consideration provisions in future periods.

## NOTE G - LONG-TERM DEBT

Long-term debt as of December 31 was as follows:

| *(In thousands)* | 2007 | 2006 |
|---|---|---|
| Revolving Credit Facility | $ - | $ - |
| Term Loan | 226,550 | 228,852 |
| 10 1/4% Senior Notes due 2014 | 175,000 | 175,000 |
| Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 5.0% to 10.8%, maturing through December 2011 | 9,342 | 6,772 |
| | 410,892 | 410,624 |
| Less current portion | (5,691) | (5,386) |
| | $ 405,201 | $ 405,238 |

## NOTE G - LONG-TERM DEBT (CONTINUED)

*Refinancing*

On May 26, 2006, the Company refinanced its debt and preferred stock with the issuance of the following instruments: (i) $175.0 million of 10 ¼% Senior Notes due 2014; (ii) a $230.0 million term loan facility; and (iii) $50.0 million of Series A Convertible Preferred Stock. The Company also established a new $75.0 million revolving credit facility, which was unused at December 31, 2007. The proceeds from these instruments were used to retire (i) $200.0 million of 10 3/8% Senior Notes; (ii) $15.6 million of 11 ¼% Senior Subordinated Notes; (iii) $146.3 million of the Term Loan; (iv) $11.0 million outstanding under the Revolving Credit facility; (v) $64.7 million of 7% Redeemable Preferred Stock; and (vi) pay $24.7 million of transaction costs. In conjunction with the refinancing, the Company incurred a $17.0 million loss on the extinguishment of debt. The extinguishment loss is comprised of $11.9 million of premiums paid to debt holders, $0.3 million of fees paid to the 7% Redeemable Preferred Stock holders and a $6.1 million write-off of debt issuance costs, offset by a $1.3 million gain related to the interest rate swap.

*Revolving Credit Facility*

The $75.0 million Revolving Credit Facility matures on May 26, 2011 and bears interest, at the Company's option, of LIBOR plus 2.75% or a Base Rate (as defined in the credit agreement) plus 1.75%. The obligations under the Revolving Credit Facility are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio; (ii) maximum total leverage ratio; and (iii) maximum annual capital expenditures. At December 31, 2007, the Company was in compliance with these covenants. As of December 31, 2007, the Company has not made draws on the Revolving Credit Facility and has $72.0 million available under that facility. Availability under the Company's Revolving Credit Facility is net of standby letters of credit of approximately $3.0 million.

*Term Loan*

The $230.0 million Term Loan matures on May 26, 2013 and requires quarterly payments commencing September 30, 2006. From time to time, mandatory payments may be required as a result of capital stock issuances, additional debt incurrences, asset sales or other events as defined in the credit agreement. The Term Loan bears interest, at the Company's option, of LIBOR plus 2.50% or a Base Rate (as defined in the credit agreement) plus 1.50%. The obligations under the Term Loan are guaranteed by the Company's subsidiaries and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets and all the assets of the Company's subsidiaries. The Term Loan is subject to covenants that mirror those of the Revolving Credit Facility. The Company secured, effective March 13, 2007, certain amendments to its existing Senior Secured Credit Facility that included reducing the margin over LIBOR that the Company pays as interest under the existing Term Loan to 2.25%. At December 31, 2007, the interest rate on the Term Loan was 7.09%.

## NOTE G - LONG-TERM DEBT (CONTINUED)

*10 ¼% Senior Notes*

The 10 ¼% Senior Notes mature June 1, 2014, are senior indebtness and are guaranteed on a senior unsecured basis by all of the Company's current and future domestic subsidiaries. Interest is payable semi-annually on June 1 and December 1, commencing December 1, 2006.

On or prior to June 1, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 110.250% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, with the net cash proceeds of an equity offering; provided that (i) at least 65% of the aggregate principal amount of the notes remains outstanding immediately after the redemption (excluding notes held by the Company and its subsidiaries); and (ii) the redemption occurs within 90 days of the date of the closing of the equity offering.

Except as discussed above, the notes are not redeemable at the Company's option prior to June 1, 2010. On or after June 1, 2010, the Company may redeem all or part of the notes upon not less than 30 days and no more than 60 days' notice, for the twelve-month period beginning on June 1 of the following years; at (i) 105.125% during 2010; (ii) 102.563% during 2011; and (iii) 100.0% during 2012 and thereafter.

*General*

The terms of the Senior Notes and the Revolving Credit Facility limit the Company's ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets.

Maturities of long-term debt at December 31, 2007 are as follows:

| *(In thousands)* | | |
|---|---|---|
| 2008 | $ | 5,691 |
| 2009 | | 4,217 |
| 2010 | | 3,697 |
| 2011 | | 3,673 |
| 2012 | | 3,564 |
| Thereafter | | 390,050 |
| | $ | 410,892 |

## NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES

*Commitments*

IN, Inc., is party to a non-binding purchase agreement under which it agrees to purchase assembled WalkAide System kits. As of December 31, 2007, IN, Inc. had outstanding purchase commitments of approximately $0.6 million.

## NOTE H - COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

*Contingencies*

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

On June 15, 2004, the Company announced that an employee at its patient-care center in West Hempstead, New York alleged in a television news story aired on June 14, 2004 that there were instances of billing discrepancies at that facility.

On June 18, 2004, the Company announced that on June 17, 2004, the Audit Committee of the Company's Board of Directors had engaged a law firm to serve as independent counsel to the Audit committee and to conduct an independent investigation of the allegations. The scope of that independent investigation was expanded to cover certain of the Company's other patient-care centers and included consideration of some of the allegations made in the Amended Complaint filed in the class actions discussed below. On June 17, 2004, the U.S. Attorney's Office for the Eastern District of New York subpoenaed records of the Company regarding various billing activities and locations. In addition, the Company also announced on June 18, 2004 that the Securities and Exchange Commission had commenced an informal inquiry into the matter. The Company is cooperating with the regulatory authorities. The Audit Committee's investigation will not be complete until all regulatory authorities have indicated that their inquiries are complete.

Management believes that any billing discrepancies are likely to be primarily at the West Hempstead patient-care center. Furthermore, management does not believe the resolution of the matters raised by the allegations will have a materially adverse effect on the Company's financial statements. The West Hempstead facility generated $0.6 million and $0.6 million of net sales during 2007 and 2006, respectively, or less than 0.1% of the Company's net sales, for each year.

It should be noted that additional regulatory inquiries may be raised relating to the Company's billing activities at other locations. No assurance can be given that the final results of the regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during the ongoing regulatory review will not have a material adverse effect on the Company's financial statements.

*Guarantees and Indemnifications*

In the ordinary course of its business, the Company may enter into service agreements with service providers in which it agrees to indemnify or limit the service provider against certain losses and liabilities arising from the service provider's performance of the agreement. The Company has reviewed its existing contracts containing indemnification or clauses of guarantees and does not believe that its liability under such agreements will result in any material liability.

## NOTE I - REDEEMABLE CONVERTIBLE PREFERRED STOCK

In May 2006, in connection with its debt refinancing, the Company redeemed 37,881 shares of its 7% Redeemable Preferred Stock for $64.7 million and issued 50,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") with a stated value of $1,000 per share. The Company incurred $0.3 million of fees in connection with the redemption of the 7% Redeemable Preferred Stock and $2.3 million of costs to issue the Series A Preferred shares. The Series A Preferred provides for cumulative dividends at a rate of 3.33% per annum, payable quarterly in arrears. The Company may elect to defer the payment of dividends. The Series A Preferred may be converted into common shares at $7.56 per share at the option of the holders after a required holding period of 61 days which has since passed or at the option of the Company upon satisfaction of certain conditions.

The Series A Preferred can be redeemed for cash, at the option of the holder, upon the occurrence of a "Fundamental Transaction", as defined in the Certificate of Designations. These events or transactions include (i) acquisition of more than thirty-five percent of voting equity interest of the Company by a legal entity or group; (ii) replacement of more than one-half of the members of the board of directors with members that are not approved by the persons who were directors on May 25, 2006; (iii) a merger or consolidation of the Company or any subsidiary or a sale of all or substantially all of the assets of the Company in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Company's securities prior to the first such transaction continue to hold at least half of the voting rights or voting equity interests of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Company or any significant subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Company; (v) consummation of a "Rule 13e-3 transaction" as defined in Rule 13e-3 under the Securities Exchange Act of 1934 with respect to the Company; (vi) any tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of the Company's common stock are permitted to tender or exchange their shares for other securities, cash or property; (vii) the Company effects any reclassification of its common stock or any compulsory share exchange pursuant to which its common stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Company of an agreement directly or indirectly providing for any of the foregoing events. The redemption price per share of Series A Preferred in the event a holder elects redemption following the occurrence of a Fundamental Event, is equal to the stated value per share, plus accrued but unpaid dividends as of the date of the Fundamental Transaction.

In addition, the initial holders of the Series A Preferred are entitled to have representation on the board of directors of the Company and are entitled to vote on all matters on which the holders of the Company's common stock are entitled to vote.

The Company has separately accounted for the beneficial conversion feature granted to the holders of the Series A Preferred. The value of the beneficial conversion feature is $3.8 million and is comprised of $1.8 million related to the cost paid by the Company on behalf of the holders and $2.0 million related to the difference between the stated conversion price of the preferred shares and the fair market value of the common stock at the commitment date. The beneficial conversion feature has been included in the value of the Series A Preferred; and was amortized as a reduction of income available to common shareholders over the 61 day holding period.

## NOTE J - NET INCOME (LOSS) PER COMMON SHARE

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and restricted shares and are calculated using the treasury stock method.

| *(In thousands, except share and per share data)* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Net income | $ 19,267 | $ 3,434 | $ 17,753 |
| Less preferred stock dividends declared and accretion-7% Redeemable Preferred Stock (1) | - | 2,751 | 5,892 |
| Less preferred stock dividends declared-Series A Convertible Preferred Stock (1) | 1,665 | 999 | - |
| Accretion of beneficial conversion feature | - | 3,768 | - |
| Net income (loss) applicable to common stock | $ 17,602 | $ (4,084) | $ 11,861 |
| Shares of common stock outstanding used to compute basic per common share amounts | 22,475,513 | 21,981,026 | 21,694,807 |
| Effect of dilutive restricted stock and options | 1,167,751 | | |
| Effect of dilutive convertible preferrred stock | 6,613,757 | - | 537,646 |
| Shares used to compute diluted per common share amounts (2) | 30,257,021 | 21,981,026 | 22,232,453 |
| Basic income (loss) per share applicable to common stock | $ 0.78 | $ (0.19) | $ 0.55 |
| Diluted income (loss) per share applicable to common stock | 0.64 | (0.19) | 0.53 |

(1) For 2006 and 2005, excludes the effect of the conversion of the Redeemable Convertible Preferred Stock as it is considered anti-dilutive. (2) For 2007, 2006 and 2005, options to purchase 1,059,565, 1,681,565 and 1,694,565 shares of common stock, respectively, are not included in the computation of diluted income per share as these options are anti-dilutive because the exercise prices of the options were greater than the average market price of the Company's common stock during the year.

## NOTE K - INCOME TAXES

As discussed in Note B, we adopted FIN 48 as of January 1, 2007. As of the adoption date, the Company had tax effected unrecognized tax benefits of $3.3 million of which $1.1 million, if recognized, would affect the effective tax rate. Over the next 12 months we may recognize gross tax effected unrecognized tax benefits of up to $1.5 million, of which $0.2 million is expected to impact the effective tax rate, due to the pending expiration of the period of limitations for assessing tax deficiencies for certain income tax returns. A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

| | *(In thousands)* |
|---|---|
| Balance as of January 1, 2007 | 5,861 |
| Additions for tax positions for the current year | - |
| Additions for tax positions of prior years | - |
| Reductions for tax positions of prior years | - |
| Settlements | (112) |
| Reduction for lapse of applicable statue of limitations | - |
| Balance as of December 31, 2007 | $ 5,749 |

## NOTE K - INCOME TAXES (CONTINUED)

As of the adoption date, we had accrued interest expense and penalties related to the unrecognized tax benefits of $0.4 million and $0.4 million, respectively. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. Total penalties and interest accrued as of December 31, 2007 was $1.0 million, including $0.2 million in the current income tax provision for the twelve month period ended December 31, 2007.

The Company is subject to income tax in U.S. federal, state and local jurisdictions and is subject to examination by federal, state, and local authorities. The Company is no longer subject to US Federal income tax examinations for years before 2003 and with few exceptions is no longer subject to state and local income tax examinations by tax authorities for years before 2002. The Company established a $1.3 million reserve for taxes at December 31, 2006 under pre-FIN 48 principles, which was included in income taxes payable.

The provision for income taxes is as follows:

| *(In thousands)* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 10,371 | $ 2,294 | $ 8,076 |
| State | 2,131 | 2,123 | 124 |
| | 12,502 | 4,417 | 8,200 |
| Deferred: | | | |
| Federal and State | (776) | (1,008) | (1,818) |
| Provision for income taxes | $ 11,726 | $ 3,409 | $ 6,382 |

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Federal statutory tax rate | 35.0 % | 35.0 % | 35.0 % |
| Increase in taxes resulting from: | | | |
| State income taxes (net of federal effect) | 2.6 | 5.3 | 4.7 |
| Nondeductible expenses (i.e. M&E) | (0.6) | 5.2 | - |
| Expired state net operating losses | 1.5 | - | - |
| Adjustments to state valuation allowance | 2.4 | (8.9) | (13.8) |
| Reduction in reserves | - | (2.5) | - |
| FAS 123R tax shortfall | - | 1.3 | - |
| Adjustment of prior year's taxes | (3.2) | 12.1 | - |
| Change in FIN 48 liability | 0.1 | - | - |
| Other, net | - | 2.3 | 0.5 |
| Provision for income taxes | 37.8 % | 49.8 % | 26.4 % |

During the fourth quarter of 2006, the Company recorded $1.2 million of additional tax expense associated with adjustments relating to prior years. Of this amount, $0.7 million related to adjustments of 2005 state tax expense and state operating loss carryforwards. The remainder, $0.5 million, related to additional state operating loss carryforwards, the write-off of uncollectible state tax refunds and state tax payments attributable to 2004 and prior.

## NOTE K - INCOME TAXES (CONTINUED)

The Company has accumulated state net operating losses as of December 31, 2007 totaling $237.3 million; the Company anticipates utilizing $47.7 million in years 2008 through 2027. The state operating loss carryforwards without a valuation allowance expire in varying amounts between years 2008 and 2027. The following table summarizes the state net operating loss activity for the years ended December 31:

| *(In thousands)* | 2007 | 2006 |
|---|---|---|
| State net operating losses, at beginning of year | $ 259,271 | $ 176,927 |
| Net operating losses generated | 11,821 | 86,729 |
| Total net operating losses available | 271,092 | 263,656 |
| Expired net operating losses | (6,866) | - |
| Net operating losses utilized | (26,943) | (4,385) |
| State net operating losses, at end of year | $ 237,283 | $ 259,271 |

The following table summarizes the activity in state net operating losses, for which valuation allowances have been established, for the years ended December 31:

| *(In thousands)* | 2007 | 2006 |
|---|---|---|
| Beginning of year | $ 186,775 | $ 125,386 |
| Net operating loss utilized | (1,329) | - |
| Valuation allowance increase (reduction) | 4,177 | 61,389 |
| End of year | $ 189,623 | $ 186,775 |

In addition to valuation allowances reported for net operating losses, there were $0.7 million of valuation allowances reported for other state net deferred tax assets as of December 31, 2007.

## NOTE K - INCOME TAXES (CONTINUED)

The Company's management believes that it is more likely than not that deferred tax assets will be realized. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities as of December 31 are as follows:

| *(In thousands)* | 2007 | 2006 |
|---|---|---|
| Deferred tax liabilities: | | |
| Goodwill amortization | $ 36,132 | $ 34,917 |
| Patent amortization | 657 | 1,041 |
| Other | 97 | (486) |
| | 36,886 | 35,472 |
| Deferred tax assets: | | |
| State net operating loss | 12,255 | 18,667 |
| Accrued expenses | 4,534 | 3,295 |
| Property, plant and equipment | 834 | (2,907) |
| Deferred benefit plan compensation | 3,351 | 2,415 |
| Accrued vacation | 871 | 621 |
| Provision for bad debt allowance | 1,488 | 1,545 |
| Inventory capitalization and reserves | 1,517 | 1,684 |
| Restricted stock | 846 | 821 |
| | 25,696 | 26,141 |
| Valuation allowance on NOL | (10,813) | (13,448) |
| | 14,883 | 12,693 |
| Net deferred tax liabilities | $ (22,003) | $ (22,779) |

The Company records a valuation allowance when it is more likely than not that some portion of all the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate jurisdictions. The Company has reported a valuation allowance for state operating loss carryforwards and other state net deferred tax assets for certain subsidiaries.

## NOTE L - EMPLOYEE BENEFITS

*Savings Plan*

The Company maintains a 401(k) Savings and Retirement plan that covers all of the employees of the Company. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. During 2007, the Company recorded contributions of $2.5 million. The Company recorded $2.2 million of contributions under this plan during 2006 and 2005.

*Deferred Compensation*

In conjunction with the acquisition of J.E. Hanger, Inc. of Georgia ("JEH") in 1996, the Company assumed the unfunded deferred compensation plan that had been established for certain key JEH officers. The plan provides for benefits ratably over the period of active employment from the time

## NOTE L - EMPLOYEE BENEFITS (CONTINUED)

*Deferred Compensation (continued)*

the contract is entered into to the time the participant retires. Participation was determined by JEH's Board of Directors. The Company purchased individual life insurance contracts with respect to each employee covered by this plan. The Company is the owner and beneficiary of the insurance contracts. The liability related to the deferred compensation arrangements amounted to approximately $0.3 million at December 31, 2007 and 2006.

*Supplemental Executive Retirement Plan*

Effective January 2004, the Company implemented an unfunded noncontributory defined benefit plan (the "Plan") for certain senior executives. The Company has engaged an actuary to calculate the benefit obligation and net benefits cost at December 31, 2007; and have utilized the actuarial calculation as a basis for our benefit obligation liability. The Plan, which is administered by the Company, calls for annual payments upon retirement based on years of service and final average salary. Net periodic benefit expense is actuarially determined.

The Company uses a December 31 measurement date for the Plan. The Plan's net benefit cost is as follows:

| | *(In thousands)* | |
|---|---|---|
| Net benefit cost at December 31, 2005 | $ | 3,624 |
| Service cost | | 2,020 |
| Interest cost | | 207 |
| Net benefit cost at December 31, 2006 | $ | 5,851 |
| Service cost | | 2,082 |
| Interest cost | | 336 |
| Net benefit cost at December 31, 2007 | $ | 8,269 |

The status of the Plan at December 31 is as follows:

| | *(In thousands)* | |
|---|---|---|
| **Change in Benefit Obligation** | | |
| Benefit obligation at December 31, 2005 | $ | 3,624 |
| Service cost | | 2,020 |
| Interest cost | | 207 |
| Benefit obligation at December 31, 2006 | $ | 5,851 |
| Service cost | | 2,082 |
| Interest cost | | 336 |
| Benefit obligation at December 31, 2007 | $ | 8,269 |
| | | |
| Unfunded status | $ | 8,247 |
| Unamortized net (gain) loss | | 22 |
| Net amount recognized | $ | 8,269 |
| | | |
| **Amounts Recognized in the Consolidated Balance Sheet** | | |
| Non-Current Accrued liabilities | $ | 8,269 |

## NOTE L - EMPLOYEE BENEFITS (CONTINUED)

*Supplemental Executive Retirement Plan (continued)*

The following weighted average assumptions were used to determine the benefit obligation and net benefit cost at December 31:

| | 2007 | 2006 |
|---|---|---|
| Discount rate | 6.25% | 5.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

The discount rate at December 31, 2007 of 6.25% represents a 50 basis point increase from the 5.75% discount rate used at December 31, 2006. The updated rate was actuarially determined and represents an average of benefit liability indices.

At December 31, 2007, the estimated accumulated benefit obligation is $8.3 million. Future payments under the Plan are as follows:

| | *(In thousands)* |
|---|---|
| 2008 | - |
| 2009 | - |
| 2010 | - |
| 2011 | 1,032 |
| 2012 | 1,205 |
| Thereafter | 7,343 |
| | $ 9,580 |

## NOTE M - STOCK-BASED COMPENSATION

*Employee Plans*

Under the Company's 2002 Stock Option Plan, 1.5 million shares of common stock were authorized for issuance. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of four years following the date of grant and generally with expirations of ten years after grant. During 2003, the 2002 Stock Option Plan was amended to permit the grant of restricted shares of common stock in addition to stock options and to change the name of the plan to the 2002 Stock Incentive Plan. During May 2006, an additional 2.7 million shares of common stock were authorized for issuance. During May 2007, the Company's shareholders approved amendments to the 2002 Stock Incentive Plan, most notably the incorporation of the Company's current annual incentive plan for certain executive officers into the 2002 Stock Incentive Plan. The amendments resulted in the following changes to the 2002 Stock Incentive Plan: (i) addition of performance-based cash awards ("Incentive Awards") and renaming the 2002 Stock Incentive Plan to be the 2002 Stock Incentive and Bonus Plan; (ii) limitation on the number of options, shares of restricted stock, annual Incentive Awards and long-term Incentive Awards that an individual can receive during any calendar year; (iii) addition of a list of specific performance goals that the Company may use for the provision of awards under the 2002 Stock

## NOTE M - STOCK-BASED COMPENSATION (CONTINUED)

*Employee Plans (continued)*

Incentive and Bonus Plan; (iv) limitation on the total number of shares of stock issued pursuant to the exercise of incentive stock options; and (v) addition of a provision allowing for the Company to institute a compensation recovery policy, which would allow the Compensation Committee, in appropriate circumstances, to seek reimbursement of certain compensation realized under awards granted under the 2002 Stock Incentive and Bonus Plan. In August 2007, 205,000 performance-based restricted shares were granted to certain executives. These performance-based restricted shares are subject to the same vesting period as the service-based restricted shares for employees. However, the quantity of restricted shares to be released under this grant is dependent on the diluted EPS for the twelve month period from the third quarter 2007 through the second quarter of 2008. Note that the agreements which include these performance-based awards are expected to be renewed annually, at such time a new target performance period will be established.

During 2007, options for 4,000 shares were cancelled under the 2002 Stock Incentive and Bonus Plan. During 2006, no options were cancelled under the 2002 Stock Incentive Plan. During 2005, 102,167 options were cancelled under the 2002 Stock Incentive Plan. At December 31, 2007, 1,422,669 shares of common stock were available for issuance.

*Director Plans*

During April and May 2003, the Compensation Committee of the Board of Directors and the shareholders of the Company, respectively, approved the 2003 Non-Employee Directors' Stock Incentive Plan ("2003 Directors' Plan") which replaced the Company's 1993 Non-Employee Director Stock Option Plan ("Director Plan"). The 2003 Directors' Plan authorized 500,000 shares of common stock for grant and permits the issuance of stock options and restricted shares of common stock. The 2003 Directors' Plan also provides for the automatic annual grant of 8,500 shares of restricted shares of common stock to each director and permits the grant of additional restricted stock in the event the director elects to receive his or her annual director fee in restricted shares of common stock rather than cash. Options may only be granted at an exercise price that is not less than the fair market value of the common stock on the date of grant and may expire no later than ten years after grant. Vesting and expiration periods are established by the Compensation Committee of the Board of Directors, generally with vesting of three years following grant and generally with expirations of ten years after grant. In May 2007, the Company's shareholders further approved an amendment to the 2003 Directors' Plan providing for the issuance by the Company of restricted stock units to its non-employee directors, at the option of such director. The restricted stock units effectively allow the director to elect to defer receipt of the shares of restricted stock which the director would ordinarily receive on an annual basis until (i) the January 15th of the year following the calendar year in which the director terminates service on the Board of Directors, or (ii) the fifth, tenth or fifteenth anniversary of the annual meeting date on the election form for that year. The director may elect to receive his or her annual grant of restricted stock, including shares to be received in lieu of the annual director fee, in the form of restricted stock units, with such election to take place on or prior to the date of the annual meeting of stockholders for such year. The restricted stock units are subject to the same vesting period as the shares of restricted stock issued under the 2003 Directors' Plan. There were no Director Plan option cancellations during 2006 and 2007. During 2005, options for 15,535 shares were cancelled under

## NOTE M - STOCK-BASED COMPENSATION (CONTINUED)

*Director Plans (continued)*

the 2003 Directors' Plan. At December 31, 2007, 208,365 shares of common stock, were available for issuance.

*Restricted Shares of Common Stock*

A summary of the activity of restricted shares of common stock for the year ended December 31, 2007 is as follows:

| | Employee Plans | | | Director Plans | | |
|---|---|---|---|---|---|---|
| | Shares | | Weighted Average Grant Date Fair Value | Shares | | Weighted Average Grant Date Fair Value |
| Nonvested at December 31, 2004 | 161,250 | $ | 13.90 | 9,725 | $ | 16.10 |
| Granted | 310,000 | | 6.33 | 29,571 | | 5.18 |
| Vested | (47,375) | | 13.89 | (9,725) | | 16.10 |
| Forfeited | (35,875) | | 9.55 | (1,000) | | 5.09 |
| Nonvested at December 31, 2005 | 388,000 | $ | 8.28 | 28,571 | $ | 5.18 |
| Granted | 742,250 | | 7.96 | 92,012 | | 7.53 |
| Vested | (117,500) | | 9.32 | (28,571) | | 5.18 |
| Forfeited | (19,375) | | 7.86 | (12,877) | | 7.54 |
| Nonvested at December 31, 2006 | 993,375 | $ | 7.91 | 79,135 | $ | 7.52 |
| Granted | 814,000 | | 9.51 | 70,200 | | 11.38 |
| Vested | (295,188) | | 8.48 | (26,379) | | 7.52 |
| Forfeited | (41,500) | | 8.27 | - | | - |
| Nonvested at December 31, 2007 | 1,470,687 | $ | 8.67 | 122,956 | $ | 9.73 |

During the years ended December 31, 2007 and 2006, 321,567 and 146,071 restricted shares of common stock with an intrinsic value of $2.7 million and $1.2 million, respectively, became fully vested. As of December 31, 2007 and 2006, total unrecognized compensation cost related to restricted shares of common stock was approximately $11.8 million and $6.9 million and the related weighted-average period over which it is expected to be recognized is approximately 3 years. The aggregate granted shares have vesting dates through August 2011. The 2007 and 2006 grants were $8.5 million and $6.6 million at the date of grant which is amortized to expense ratably over the vesting period of each group of granted shares.

## NOTE M - STOCK-BASED COMPENSATION (CONTINUED)

*Options*

The summary of option activity and weighted average exercise prices are as follows:

| | Employee Plans | | Director Plans | | Non-Qualified Awards | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at December 31, 2004 | 2,826,467 | $ 10.13 | 203,036 | $ 10.28 | 461,000 | $ 6.34 |
| Granted | 100,000 | 8.08 | 45,910 | 5.16 | - | - |
| Terminated | (217,818) | 12.53 | (25,535) | 12.06 | (55,000) | 9.20 |
| Exercised | (132,599) | 2.49 | (25,000) | 2.62 | - | - |
| Outstanding at December 31, 2005 | 2,576,050 | $ 10.25 | 198,411 | $ 9.83 | 406,000 | $ 5.95 |
| Granted | - | - | - | - | - | - |
| Terminated | (35,791) | 8.41 | - | - | - | - |
| Exercised | (151,276) | 3.55 | (10,000) | 5.88 | - | - |
| Outstanding at December 31, 2006 | 2,388,983 | $ 10.70 | 188,411 | $ 10.04 | 406,000 | $ 5.95 |
| Granted | - | - | - | - | - | - |
| Terminated | (514,250) | 14.31 | - | - | - | - |
| Exercised | (364,084) | 3.91 | (35,298) | 5.68 | - | - |
| Outstanding at December 31, 2007 | 1,510,649 | $ 11.10 | 153,113 | $ 11.04 | 406,000 | $ 5.95 |
| Aggregate intrinsic value at December 31, 2007 | $ 16,769,299 | | $ 1,691,179 | | $ 2,415,000 | |
| Weighted average remaining contractual term (years) | 3.2 | | 4.8 | | 2.3 | |

The intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $1.6 million and $0.6 million, respectively. Options exercisable under the Company's share-based compensation plans at December 31, 2007 and 2006 were 2.1 million and 2.9 million shares, respectively, with a weighted average exercise price of $13.67 and $13.42, an average remaining contractual term of 3.1 years, and an aggregate intrinsic value of $20.8 million and $29.6 million as of December 31, 2007 and 2006. Cash received by the Company related to the exercise of options during the years ended December 31, 2007 and 2006 amounted to $1.0 million and $0.3 million. As of December 31, 2007 and 2006, total unrecognized compensation cost related to stock option awards was approximately $0.1 million for each year and the related weighted-average period over which it is expected to be recognized is approximately 3.1 and 3.2 years, respectively.

## NOTE M - STOCK-BASED COMPENSATION (CONTINUED)

*Options(Continued)*

The summary of the options exercisable is as follows:

| | Employee Plans | Director Plans | Non-Qualified Awards |
|---|---|---|---|
| December 31, | | | |
| 2007 | 1,510,649 | 139,475 | 406,000 |
| 2006 | 2,388,983 | 152,181 | 406,000 |
| 2005 | 2,576,050 | 127,295 | 406,000 |

Information concerning outstanding and exercisable options as of December 31, 2007 is as follows:

| | | | | Options Outstanding | | | | Options Exercisable | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Number of | Weighted Average | | | Number of | Weighted | |
| Range of Exercise Prices | | | | Options or Awards | Remaining Life (Years) | Exercise Price | | Options or Awards | Average Exercise Price | |
| $ | 1.64 | to | $ 1.65 | 353,838 | 1.5 | $ | 1.64 | 353,838 | $ | 1.64 |
| | 4.63 | to | 6.02 | 556,359 | 2.2 | | 5.64 | 542,721 | | 5.65 |
| | 8.08 | to | 12.10 | 124,605 | 6.7 | | 8.72 | 124,605 | | 8.72 |
| | 12.96 | to | 18.63 | 929,960 | 4.1 | | 14.76 | 929,960 | | 14.76 |
| | 22.13 | to | 22.50 | 105,000 | 0.9 | | 22.31 | 105,000 | | 22.31 |
| | | | | 2,069,762 | 3.1 | $ | 10.09 | 2,056,124 | $ | 10.12 |

## NOTE N - LEASES

*Operating Leases*

The Company leases office space under non-cancellable operating leases, the majority of which contain escalation clauses. The Company recognizes rent expense on a straight-line basis for leases with escalation clauses. Certain of these leases also contain renewal options. Rent expense was approximately $ 33.1 million, $31.3 million, and $30.3 million for the years ended December 31, 2007, 2006, and 2005, respectively. Sublease rental income of $0.4 million, $0.3 million, and $0.3 million for the years ended December 31, 2007, 2006, and 2005, respectively, was netted against rent expense. The Company estimates it will receive approximately $0.7 million of sublease rent income in the future.

## NOTE N – LEASES (CONTINUED)

*Operating Leases(continued)*

Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more at December 31, 2007 are as follows:

| *(In thousands)* | | |
|---|---|---|
| 2008 | | 30,124 |
| 2009 | | 23,602 |
| 2010 | | 15,961 |
| 2011 | | 10,817 |
| 2012 | | 6,036 |
| Thereafter | | 3,746 |
| | $ | 90,286 |

## NOTE O - RELATED PARTY TRANSACTIONS

The firm of Foley & Lardner LLP serves as the Company's outside general counsel. The Company's Chairman and Chief Executive Officer is the brother-in-law of the partner in charge of the relationship. Total fees paid by the Company to Foley & Lardner LLP were $3.7 million, $3.4 million, and $2.4 million for the years ended 2007, 2006 and 2005, respectively, which amounted to less than two-thirds of one percent of that firm's annual revenues for each such year. At December 31, 2007 and 2006, the Company had $0.0 and $0.3 million payable to Foley & Lardner LLP, respectively.

## NOTE P – SEGMENT AND RELATED INFORMATION

The Company has identified two reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' income from operations.

The reportable segments are: (i) patient-care services and (ii) distribution. The reportable segments are described further below:

*Patient-Care Services* – This segment consists of the Company's owned and operated patient-care centers and fabrication centers of O&P components. The patient-care centers provide services to design and fit O&P devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient-care centers.

*Distribution* – This segment distributes O&P products and components to both the O&P industry and the Company's own patient-care practices.

*Other* – This segment consists of Hanger corporate, IN, Inc. and Linkia. IN, Inc. specializes in bringing emerging MyoOrthotics Technologies® to the O&P market. MyoOrthotics Technologies represents the merging of orthotic technologies with electrical stimulation. Linkia is a national managed-care agent for O&P services and a patient referral clearing house.

## NOTE P – SEGMENT AND RELATED INFORMATION (CONTINUED)

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies" in Note B to the consolidated financial statements.

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the distribution segment to the patient-care centers segment and were made at prices which approximate market values.

| | Patient-Care Centers | Distribution | Other | Consolidating Adjustments | Total |
|---|---|---|---|---|---|
| *(In thousands)* | | | | | |
| 2007 | | | | | |
| Net sales | | | | | |
| Customers | $ 571,676 | $ 64,440 | $ 1,234 | $ - | $ 637,350 |
| Intersegments | - | 124,757 | 783 | (125,540) | - |
| Depreciation and amortization | 12,138 | 490 | 3,248 | - | 15,876 |
| Income from operations | 97,404 | 19,235 | (50,593) | 1,934 | 67,980 |
| Interest (income) expense | (6,526) | 7,001 | 36,512 | - | 36,987 |
| Income (loss) before taxes and extraordinary items | 103,930 | 12,234 | (87,105) | 1,934 | 30,993 |
| Total assets | 729,904 | 75,087 | (45,308) | | 759,683 |
| Capital expenditures | 10,972 | 918 | 8,239 | - | 20,129 |
| 2006 | | | | | |
| Net sales | | | | | |
| Customers | $ 543,166 | $ 55,394 | $ 206 | $ - | $ 598,766 |
| Intersegments | - | 111,530 | 4,852 | (116,382) | - |
| Depreciation and amortization | 12,180 | 315 | 2,175 | - | 14,670 |
| Income from operations | 86,802 | 17,724 | (38,775) | (3,312) | 62,439 |
| Interest (income) expense | (6,363) | 6,919 | 38,087 | - | 38,643 |
| Income before taxes and extraordinary items | 93,165 | 10,805 | (93,815) | (3,312) | 6,843 |
| Total assets | 587,879 | 89,780 | 41,463 | - | 719,122 |
| Capital expenditures | 7,387 | 337 | 5,103 | - | 12,827 |
| 2005 | | | | | |
| Net sales | | | | | |
| Customers | $ 532,831 | $ 45,410 | - | $ - | $ 578,241 |
| Intersegments | - | 79,152 | - | (79,152) | - |
| Depreciation and amortization | 11,835 | 292 | 1,793 | - | 13,920 |
| Income from operations | 81,483 | 15,675 | (35,882) | - | 61,276 |
| Interest (income) expense | (6,226) | 6,930 | 36,437 | - | 37,141 |
| Income before taxes and extraordinary items | 87,709 | 8,746 | (72,320) | - | 24,135 |
| Total assets | 568,414 | 76,876 | 59,177 | - | 704,467 |
| Capital expenditures | 7,867 | 168 | 724 | - | 8,759 |

The Company's foreign and export sales and assets located outside of the United States of America are not significant. Additionally, no single customer accounted for more than 10% of revenues in 2007, 2006, or 2005.

# HANGER ORTHOPEDIC GROUP, INC.
## SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

| Year | Classification | Balance at beginning of year | Additions Charged to Costs and Expenses | Write-offs | Balance at end of year |
|---|---|---|---|---|---|
| *(In thousands)* | | | | | |
| 2007 | Allowance for doubtful accounts | $ 3,369 | $ 15,774 | $ 15,178 | $ 3,965 |
| | Inventory reserves | 123 | 94 | 52 | 165 |
| 2006 | Allowance for doubtful accounts | $ 4,582 | $ 16,174 | $ 17,387 | $ 3,369 |
| | Inventory reserves | 188 | 144 | 209 | 123 |
| 2005 | Allowance for doubtful accounts | $ 5,252 | $ 19,887 | $ 20,557 | $ 4,582 |
| | Inventory reserves | 229 | 146 | 187 | 188 |

| Year | Classification | Balance at beginning of year | Generated | Utilized/Released | Expired | Balance at end of year |
|---|---|---|---|---|---|---|
| *(In thousands)* | | | | | | |
| 2007 | Net Operating Loss | $ 18,668 | $ 632 | $ 1,188 | $ 5,857 | $ 12,255 |
| | Valuation Allowance | 13,448 | 956 | 3,591 | - | 10,813 |
| 2006 | Net Operating Loss | $ 11,940 | $ 7,044 | $ 316 | $ - | $ 18,668 |
| | Valuation Allowance | 8,618 | 4,830 | - | - | 13,448 |
| 2005 | Net Operating Loss | $ 13,245 | $ - | $ 1,305 | $ - | $ 11,940 |
| | Valuation Allowance | 13,245 | - | 4,627 | - | 8,618 |

**EXHIBIT 21**

## SUBSIDIARIES OF HANGER ORTHOPEDIC GROUP, INC.

Each of the subsidiaries in the following list is a wholly-owned subsidiary of Hanger Orthopedic Group, Inc., unless otherwise indicated below:

| Name | State/Country of Incorporation |
|---|---|
| Hanger Prosthetics & Orthotics, Inc. | Delaware |
| Southern Prosthetic Supply, Inc. | Georgia |
| OPNET, Inc. | Nevada |
| Hanger Europe, N.V.(1) | Belgium |
| Innovative Neurotronics, Inc. | Nevada |
| Linkia, LLC (2) | Maryland |
| Dosteon Solutions, LLC | Maryland |
| The following are wholly-owned subsidiaries of Hanger Prosthetics & Orthotics, Inc. | |
| Eugene Teufel & Son Orthotics & Prosthetics, Inc. | Pennsylvania |
| HPO, Inc. | Delaware |
| ABI Orthotic/Prosthetic Laboratories, Ltd. (2) | Ohio |
| Greater Chesapeake Orthotics & Prosthetics, Inc. | Delaware |
| Rehab Designs of America Corporation | Delaware |
| Rehab Designs of Colorado, Inc. | Colorado |
| Rehab Designs of Wisconsin, Inc. | Kansas |
| Certified Orthotic & Prosthetic Associates, Inc. | Missouri |
| The Brace Shop Prosthetic Orthotic Centers, Inc. | Ohio |
| Temple Medical, Inc. | Mississippi |
| MHC Prosthetics, LLC | Maryland |
| Orthotic-Prosthetic Center, Inc. | Florida |
| Specialized Prosthetics and Orthotic Technologies, Inc. | Utah |
| The following are wholly-owned subsidiaries of HPO, Inc. | Delaware |
| Hanger Prosthetics & Orthotics West, Inc. | California |
| Hanger Prosthetics & Orthotics East, Inc. | Delaware |
| The following are wholly-owned subsidiaries of Hanger Prosthetics & Orthotics West, Inc. | California |
| NWPO Associates, Inc. | Washington |
| Advanced Bio-Mechanics, Inc. | California |
| Laurence's Orthotics & Prosthetics, Inc. | California |
| Shasta Orthotic Prosthetic Service, Inc. | California |
| Conner Brace Co., Inc. | Texas |
| Elite Care, Inc. | Arizona |
| Fortitude Medical Specialists, Inc. | Arizona |

(1) Hanger Orthopedic Group, Inc. owns 60% of Hanger Europe, N.V., a Belgian limited liability company.
(2) Limited Liability Company

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-135433, 333-108470, 333-91506, 333-90497, and 33-63191), Form S-3 (Nos. 333-114038, 333-98661, 333-56629) and Form S-3/A (No. 333-56629) of Hanger Orthopedic Group, Inc. and Subsidiaries of our report dated February 21, 2008 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
McLean, Virginia
**February 21, 2008**

**Exhibit 31.1**

**Certification of Chief Executive Officer**
**Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)**
**or 15d-14(a) under the Securities Exchange Act of 1934**

I, Ivan R. Sabel, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ Ivan R. Sabel
Ivan R. Sabel, CPO
Chairman and Chief Executive Officer

**Exhibit 31.2**

**Certification of Chief Financial Officer**
**Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)**
**or 15d-14(a) under the Securities Exchange Act of 1934**

I, George E. McHenry, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2008

/s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer

**Exhibit 32**

**Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Executive Officer and Chief Financial Officer of Hanger Orthopedic Group, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ivan R. Sabel
Ivan R. Sabel
Chairman and Chief Executive Officer

/s/ George E. McHenry
George E. McHenry
Executive Vice President and
Chief Financial Officer

February 27, 2008

## Board of Directors

Ivan R. Sabel, CPO
*Chairman of the Board*
*Hanger Orthopedic Group, Inc.*

Thomas F. Kirk, Ph.D.
*President and*
*Chief Executive Officer*
*Hanger Orthopedic Group, Inc.*

Edmond E. Charrette, M.D.
*Director, Health Resources Corporation*

Thomas P. Cooper, M.D.
*Chairman, VeriCare Management, Inc.*
*Director, Kindred Healthcare, Inc.*
*Director, IPC The Hospitalist Company*
*Adjunct Professor, Columbia University*

Cynthia L. Feldmann
*Director, Hayes Lemmerz*
*Director, STERIS Corporation*

Eric Green
*Managing Partner, Castle Hill*
*Investment Management*

Isaac Kaufman, CPA
*Senior Vice President and*
*Chief Financial Officer, Advanced*
*Medical Management, Inc.*
*Director, Transworld Entertainment*
*Corporation*
*Director, Kindred Healthcare, Inc.*

Bennett Rosenthal
*Chairman, Ares Capital Corporation*

H.E. Thranhardt, CPO
*Former President and*
*Chief Executive Officer*
*J.E. Hanger of Georgia, Inc.*

## Management Team

Ivan R. Sabel, CPO
*Chairman of the Board*
*Hanger Orthopedic Group, Inc.*

Thomas F. Kirk, Ph.D.
*President and*
*Chief Executive Officer*
*Hanger Orthopedic Group, Inc.*

Rebecca Hast
*President, Linkia, LLC*

Thomas C. Hofmeister
*Vice President of Finance and*
*Chief Accounting Officer*
*Hanger Orthopedic Group, Inc.*

Jeffrey L. Martin
*President, Innovative Neurotronics, Inc.*

Ronald N. May
*President and Chief Operating Officer*
*Southern Prosthetic Supply, Inc.*

George E. McHenry
*Executive Vice President,*
*Chief Financial Officer*
*and Secretary*
*Hanger Orthopedic Group, Inc.*

Marion Mullauer
*Vice President and*
*Chief Information Officer*
*Hanger Orthopedic Group, Inc.*

John Rush, M.D.
*Chief Medical Officer*
*Hanger Orthopedic Group, Inc.*

Richmond L. Taylor
*President and*
*Chief Operating Officer*
*Hanger Prosthetics & Orthotics, Inc.*

Hai V. Tran
*Vice President, Treasurer*
*Hanger Orthopedic Group, Inc.*

Brian A. Wheeler
*Vice President, Human Resources*
*Hanger Orthopedic Group, Inc.*

## Corporate Information

### Independent Accountants
PricewaterhouseCoopers LLP
1751 Pinnacle Drive
McLean, VA 22102

### Legal Counsel
Foley & Lardner LLP
3000 K Street, NW Suite 500
Washington, DC 20007

### Annual Meeting of Shareholders
May 10, 2008 at 10:00 am
Hyatt Regency Bethesda
7400 Wisconsin Avenue
Bethesda, MD 20814

All shareholders are welcome to attend.

### Common Stock
The company's common stock is traded on the New York Stock Exchange. The ticker symbol is HGR.

### Transfer Agent
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1.800.522.6645
www.melloninvestor.com

Hanger submitted to the NYSE in 2007 a CEO Certification as to compliance with the NYSE's corporate governance listing standards. Hanger also filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as exhibits to the Form 10-K for the year ended December 31, 2007.

Hanger ORTHOPEDIC GROUP INC.

Two Bethesda Metro Center
Suite 1200
Bethesda, MD 20814

END